CAPITAL GROWTH SYSTEMS, INC.

500 W. Madison Street, Suite 2060

Chicago, Illinois 60661

February 27, 2009

Mr. Adam Phippen

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:	Capital Growth Systems, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 14, 2008
Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Filed May 16, 2008
File No. 0-30831

Dear Mr. Phippen:

This letter sets forth the response of Capital Growth Systems, Inc. (the “Company”) to the Comments, dated May 23, 2008, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-KSB for the fiscal year ended December 31, 2007 filed on April 14, 2008 and to the Form 10-QSB for the fiscal quarter ended March 31, 2008 filed on May 16, 2008. These responses should be read in light of the Form 10-KSB/A filed in August 2008. In order to ease your review, we have repeated each Comment in its entirety.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2007

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 7

1.	PLEASE PROVIDE THE HIGH AND LOW SALES PRICES FOR EACH QUARTER WITHIN THE LAST TWO FISCAL YEARS. IF APPLICABLE, PLEASE CLARIFY YOUR DISCLOSURE TO INDICATE THAT THE PRICES REPRESENT THE RANGE OF HIGH AND LOW BID INFORMATION FOR YOUR COMMON STOCK AND THAT THE QUOTATIONS REFLECT INTER-DEALER PRICES WITHOUT RETAIL MARKET-UP, MARK-DOWN, OR COMMISSION AND MAY NOT REPRESENT ACTUAL TRANSACTIONS. OTHERWISE, PLEASE ADVISE.

The Company has supplemented or revised its disclosure as follows:

“The high and low sale prices per share of our common stock from the four quarters during the year ended December 31, 2007 and from the three quarters during the year ended December 31, 2006 were as follows (the quotations reflect inter-dealer price, without retail mark-up, mark-down or commission and may not represent actual transactions):

	2007		2006
	High	Low	High	Low
First Quarter	$1.21	$0.62	NA	NA
Second Quarter	$0.90	$0.46	$1.00	$0.57
Third Quarter	$0.95	$0.25	$0.78	$0.36
Fourth Quarter	$0.70	$0.20	$1.25	$0.44”

ITEM 6.	MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS, PAGE 7

OVERVIEW PAGE 7

2.	PLEASE REVISE TO INCLUDE A DISCUSSION OF THE FOLLOWING MATTERS:

•	ECONOMIC OR INDUSTRY-WIDE FACTORS RELEVANT TO YOUR BUSINESS;

The Company has supplemented or revised its disclosure as follows:

“There are several economic or industry-wide factors relevant to Capital Growth Systems, Inc. (CGSI or Company). The global market for access networks is measured at over $100 billion and the present state of the global capital markets underlines efforts to cut costs in SG&A – including networks. The market continues to grow, as technology advancements and dependency on electronic mediums are increasing the need for faster, more efficient, and more cost effective access network solutions.

It is generally understood that the access network market is complex and inefficient. There are over 900 primary suppliers offering services to clients around the world and no single provider has a ubiquitous network footprint. In the global marketplace for our services, fragmentation of infrastructure and technology exists within and between geographies. In addition, pricing, tariffs, business rules, and methods of doing business vary widely by geography and the lack of accurate supply and pricing data leads to inefficient procurement practices. Margin stacking thus becomes a normal condition.

This market inefficiency creates opportunity and there is significant excess margin available in the system for those who can provide: price transparency, physical network transparency, and operational transparency.”

•	YOUR LINES OF BUSINESS, LOCATIONS OF OPERATIONS, PRINCIPAL PRODUCTS AND SERVICES AND A DESCRIPTION OF HOW YOU EARN REVENUES AND GENERATE CASH;

The Company has supplemented or revised its disclosure as follows:

“To service its clients, CGSI has operating offices in several U.S. locations (Chicago, IL, Waltham, MA, New York, NY, Houston, TX, and Austin, TX). It also has a presence in the European Union (London, UK, Manchester, UK, and Lisbon, Portugal).

CGSI has created a fully-integrated supply chain management system that streamlines and accelerates the process of designing, pricing, building, and managing customized communications networks. As such, we analyze complex networks and identify opportunities for improvement by using highly-automated systems, processes, and industry expertise to design, price, and implement optimized network solutions. Then, we function as a single source of accountability for the entire network solution.

The Company generates revenue by providing a wide variety of custom combinations of the following services, mainly to global suppliers of connectivity.

Optimization Solutions focus on identifying and implementing improved network efficiencies and reduced network costs for complex customer networks globally. The primary offering of the business unit is a network optimization consulting practice that follows a very structured process of customer and market data collection, data cleansing, data implementation, and data analysis by leveraging powerful tools and a proprietary pricing engine to yield a complete, automated network optimization analysis. Results provide both financial and physical network optimization recommendations. In order to help customers implement the identified savings and efficiencies, the Optimization Solutions business offers a suite of professional services and remote network management services. The Optimization Solutions business also offers telecommunications and systems integrator customers the ability to use automated pricing software to provide fast, accurate, automated price quotes for off-net access requirements globally.

Optimization Consulting uses a well-defined methodology to work with clients to collect, cleanse, implement, and analyze network data – including inventory, cost, and design data – in order to produce a network optimization report that identifies opportunities to improve the efficiency and reduce the cost of complex global networks. Recommendations include: financial grooming, where costs are reduced through identification of overcharges; contractual strategies, including moving services to new tariff structures and novating existing network contracts to more favorable vehicles; and physical grooming, where networks are moved to more favorable suppliers, re-homed to different points of presence, or aggregated to achieve better cost points. The Company then employs its logistics capabilities to help customers implement and realize the identified savings. The optimization process typically identifies savings of 2-5% for financial grooming and 15-40% for physical grooming. These savings can total many millions of dollars in large, complex network environments. The Company contracts for Optimization Consulting engagements on a contingent basis, where the Company is paid a non-recurring fee based upon a percentage of the savings achieved from the engagement.

Automated pricing software exploits the Company’s unique knowledgebase of telecom market pricing and supply data to provide telecommunications companies and systems integrators the ability to quickly and accurately obtain an automated price for access circuits globally. This automated pricing process replaces the largely manual process most companies continue to rely on and dramatically reduces the amount of time it takes to generate an accurate quote, while increasing the accuracy of the quote. This results in a competitive sales advantage for our customers, while also reducing their operating costs. Automated pricing software is sold as an annual software license.

Remote Management Services employ the Company’s highly-integrated Operations Support Systems (OSS) and state of the art Network Operations Center (NOC) to deliver network monitoring and management of customer networks. This service can be delivered as a stand-alone service for networks not provided by us or it can be bundled as part of a complete network solution delivered via the Connectivity Solutions business unit. Remote Management Services are proactive, 7X24 monitoring and management services that leverage automated fault and performance management systems, integrated trouble ticketing and reporting systems, and world-class network engineering and operations expertise to provide a premium level of service for a customer’s most critical networks. Remote Management Services are contracted on a monthly recurring basis.

The Company also provides network design, engineering, implementation, and project management services under the heading of Professional Services. These services leverage the well-developed processes, repeatable methodologies, and deep expertise of the Company to deliver targeted engagements that help customers design, engineer, build, test, and turn-up complex networks. These engagements are delivered as non-recurring revenue on a statement of work (SOW) basis.

For customers seeking to simplify the sourcing and management of their complex networks, the Company’s Connectivity Solutions business provides turn-key network solutions, from design and pricing through network provisioning, testing, and on-going management. By leveraging unique market knowledge and powerful tools that automate the entire telecom supply chain, the Company designs and delivers network solutions that combine the best underlying network assets at the optimal market price, overlaid with the Company’s world-class customer service and network management. The result is a single point of accountability to design, price, deliver, and manage the best network at the lowest cost – resulting in improved network efficiency and simplified operations.

For customers wishing to simplify their procurement process for complex global networks, we will deploy our breadth of logistics expertise and solutions to deliver a turn-key network solution. Using the Company’s pricing systems, we generate an automated, accurate price quote. We then manage that quote from initial pricing through ordering, procurement, provisioning, test and turn up, and operations hand-off, utilizing the Company’s proprietary Circuit Lifecycle Manager (CLM) system, which manages the entire circuit lifecycle. Networks are then monitored and managed by our 7X24 Network Operations Center (NOC). By leveraging automated systems across the entire telecom supply chain, the Company is able to accelerate the delivery of an optimal network solution.

The Company operates as an “asset light” service provider, taking advantage of the underlying network assets of other suppliers, while strategically deploying network infrastructure to insure maximum network efficiency and operational capability. This model enables the Company to avoid the requirement that many facilities-based providers have of pushing customers toward solutions that maximize use of their own network, regardless of the fit to the customer’s requirements. We utilize our logistics systems and capabilities to identify the best network solution based on the customer’s requirements, and then apply our model to deliver that network as a turn-key solution to the customer – regardless of who the underlying suppliers are. This model insures that the customer receives the best solution, in the shortest time, at the best price, while insuring the Company maintains margin by maximizing the efficiency of our pricing and logistics systems.”

•	YOUR FISCAL 2006 ACQUISITIONS;

The Company has supplemented or revised its disclosure as follows:

“On September 8, 2006, the Company entered into an Agreement and Plan of Merger with 20/20 and its wholly-owned UK subsidiary, Magenta. Pursuant to the terms of the Agreement, the Company agreed to acquire all of the capital stock of 20/20 in exchange for certain cash, stock consideration, and the assumption of certain indebtedness. The Company and 20/20 effected the transaction through a reverse triangular merger whereby a subsidiary established for the purpose of merger was merged with 20/20 and 20/20 was the surviving corporation.

On November 22, 2006, the Company entered into an Agreement and Plan of Merger with CentrePath, Inc. pursuant to which CentrePath merged with and into a subsidiary of the Company established for that purpose. The merger consideration paid to the CentrePath stockholders was a cash amount equal to $6.8 million, subject to a post-closing net working capital adjustment. On November 30, 2006, the Company consummated the acquisition. Pursuant to the Agreement, an additional payment of $0.75 million related to the post-closing net working capital adjustment was established, bringing the total amount of the merger consideration to $7.5 million. The additional payment due was recorded in accrued expenses at December 31, 2006 and paid in 2007.

Effective December 12, 2006, the Company consummated the acquisition of GCG. The aggregate cash consideration paid at closing was $5.3 million. GCG’s former stockholders were entitled to additional contingent consideration after the second and third anniversary dates of the merger if certain revenue and profitability thresholds were reached by GCG after the merger. The parties agreed to various revenue and gross margin combinations that could have resulted in additional consideration between $1.5 million and $3.0 million on each of the second and third anniversary dates. The Company required the former shareholders to be employed by GCG in order to receive any such additional consideration payments. The agreed upon revenue thresholds ranged between $9.0 million and $13.4 million and the gross profit thresholds ranged between 27.5% and 30% of revenue. Any additional consideration to be paid on the second anniversary date was to have been paid in cash. Contingent consideration on the third anniversary date may have been paid in cash or CGSI common stock at the Company’s discretion. Ultimately, on October 31, 2007, separation agreements were reached with the former owners and all claims to potential earn-out payments were released in exchange for a lump sum payment of $350,000. This amount was paid in 2007 and is included as compensation expense.

See accompanying notes to the consolidated financial statements incorporated by reference herein for information on the allocation of the purchase price for each of the acquisitions.”

•	THE DISCONTINUATION OF YOUR NETWORK PERFORMANCE MANAGEMENT AND INTERCONNECT BUSINESSES; AND

The Company has supplemented or revised its disclosure as follows:

“During the first quarter of 2007, the Company determined the operations of Frontrunner and Nexvu were not core to the Company’s overall telecom logistics integrator strategy and therefore made the decision to dispose of these two entities. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (SFAS 144), the financial results of these two entities are presented as discontinued operations. See accompanying notes to the consolidated financial statements incorporated by reference herein for further discussion.”

•	THE ACTIONS YOU ARE TAKING TO INCREASE REVENUES AND ACHIEVE A PROFITABLE LEVEL OF OPERATIONS.

The Company has supplemented or revised its disclosure as follows:

“Significant recent progress in gaining customer acceptance of our offerings underlines management’s belief that our technology, systems, and logistics capabilities make the Company’s business offerings more efficient, faster, and less expensive for systems integrators, telecommunications companies, and enterprise customers to manage the telecom supply chain for their complex global networks. By purchasing our solutions to create market pricing transparency and improve the efficiency of the entire telecom supply chain, our customers are able to improve the responsiveness of sales, reduce operating expense, improve margins, and deliver better service.

The Company is (and has been since its 2006 reorganization) investing its time, team resources and capital in the scaling of its systems and personnel in order to meet the recent remarkable demand among its clients for its novel products. The successful delivery on major contracts signed in the last three quarters is anticipated to put the Company into a sustained period of rapid growth of profitability. At the same time, expenses are managed closely and lower-cost outsource opportunities are given case-by-case consideration.”

REFER TO ITEM 303 OF REGULATION S-B AND COMMISSION GUIDANCE REGARDING MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, RELEASE NO. 33-8350, AVAILABLE ON OUR WEB SITE AT HTTP://WWW.SEC.GOV/RULES/INTERP/33-8350.HTM.

3.	PLEASE TELL US HOW TO RECONCILE THE CAPITAL ACTIVITY DISCLOSED IN THE SECOND FULL PARAGRAPH ON PAGE 8 TO THE DISCLOSURES IN YOUR FINANCIAL STATEMENTS. CONSIDER WHETHER ADDITIONAL DISCLOSURE HERE AND/OR IN THE NOTES TO YOUR FINANCIAL STATEMENTS WOULD FACILITATE AN INVESTOR’S UNDERSTANDING OF THE CAPITAL TRANSACTIONS.

With respect to the first bullet point on page 8, the $22.4 million equity raised was intended to be a cumulative amount and therefore is not readily reconcilable to the current year disclosures. This disclosure was supplemented or revised.

With respect to bullet point two, the amount of $14.2 million was a transposition error and the $37.0 million was intended to be cumulative and is not easily reconciled to our current disclosures. The disclosure was supplemented or revised.

With respect to bullet point three, the $3.7 million can be traced to the warrant conversion line on the 2007 equity statement. The $2.3 million is the result of the difference between the issuance of common stock line within the equity statement on the annual report and the corresponding amount on the Q3 2007 equity statement. The rounding did not coincide with the equity section. This disclosure was supplemented or revised.

With respect to bullet point four, the $2.0 million is discussed within the paragraph concerning Aequitas of the Related Parties Note 10 to the annual report for 2007. The $2.5 million was a reduction in the senior secured line of credit, which represents part of the change in debt from Q3 2007 to the annual report. No supplement or revision to this bullet point was necessary.

The Company has supplemented or revised its disclosure as follows:

•

“On January 19, 2007, the Company closed on an equity funding of $14.1 million, net of fees of $1.5 million, toward the issuance of Units comprised of 15,590.1 shares of Series AA preferred stock with 100% warrant coverage. Between January 20, 2007 and April 9, 2007, the Company closed on equity funding of and additional $5.0 million, represent and additional 5,044.4 shares of Series AA preferred stock with 100% warrant coverage. This financing brought aggregate issued Series AA preferred stock to 20,634.5 shares.

•

In the same timeframe of the initial equity closing, the Company raised an additional $12.4 million of debt financing pursuant to a Senior secured credit agreement with Hilco Financial (initial draw of $7.0 million), a subordinated term loan from a small number of individuals, and a short-term bridge financing.

•

During the fourth quarter of 2007, $3.8 million was raised from the exercise of warrants at a price of $0.15 per share along with an additional $2.2 million from the private placement of securities at $0.15 per share.”

RESULTS OF OPERATIONS, PAGE 8

2007 VS. 2006

4.	PLEASE INCLUDE A DISCUSSION OF LOSS FROM DISCONTINUED OPERATIONS AND CLEARLY IDENTIFY YOUR DISCUSSION OF RESULTS OF OPERATIONS SHOULD FOCUS ON REVENUES AND PRE-TAX LOSS REPORTED IN DISCONTINUED OPERATIONS, INCLUDING A DISCUSSION OF IMPAIRMENT LOSSES.

The Company has supplemented or revised its disclosure as follows:

“Results of Discontinued Operations

2007 vs. 2006

Total revenues for 2007 were $9.3 million compared to $13.3 million in 2006. This decrease in revenue is attributable to the shut down of Nexvu’s operations. Development activity at Nexvu was ended on September 30, 2007.

Loss from discontinued operations for the years ended December 31, 2007 and 2006 were $5.0 million and $2.7 million, respectively. In connection with tentative offers for Frontrunner, we reassessed the carrying amount of that unit’s goodwill and wrote-off the balance of $2.6 million during 2007. In addition, during 2007, shut down costs of $160,000 were accrued at Nexvu to cover any residual costs including severance and liquidation of fixed assets.”

5.	PLEASE QUANTIFY AND DISCUSS REVENUES AND GROSS MARGINS FOR EACH PRODUCT AND SERVICE OR EACH GROUP OF SIMILAR PRODUCTS AND SERVICES FOR EACH YEAR PRESENTED. PLEASE ALSO EXPAND YOUR ANALYSIS TO DISCUSS THE DOLLAR IMPACT OF SHIFTS IN STAFF UTILIZATION AND PRODUCT MIX ON GROSS MARGIN.

The Company has supplemented or revised its disclosure as follows:

“The gross margin rate was 29% for 2007 compared to 48% in 2006. Gross margin for Optimization Solutions totaled $3.5 million or 47% for 2007 as compared to $0.7 million or 58% in 2006. Connectivity Solutions’ margin totaled $1.5 million or 16% for 2007 compared to $0.1 million or 21% in 2006. These amounts and percentages are not truly comparable as each of the entities reported in continuing operations was acquired at a different point within the last four months of 2006.

Greater growth (on an estimated annualized basis) was seen in the Optimization Solutions business than Connectivity Solutions in 2007; however, additional staff (at a cost of approximately $0.4 million) was assigned into client-facing roles to support the delivery activity than in the past. The product mix actually shifted towards the Optimization Solutions business line but this is not obvious due to the short period of 2006 operations.”

6.	PLEASE TELL US HOW TO RECONCILE YOUR DISCLOSURE IN THE THIRD FULL PARAGRAPH ON PAGE 9 REGARDING AMORTIZATION OF THE FAIR VALUE ASSIGNED TO WARRANTS AND THE BENEFICIAL CONVERSION FEATURE TO THE NON-CASH CHARGES DISCLOSED IN THE CONSOLIDATED STATEMENTS OF CASH FLOW. CONSIDER WHETHER ADDITIONAL DISCLOSURE HERE AND/OR IN THE NOTES TO YOUR FINANCIAL STATEMENTS WOULD FACILITATE AN INVESTOR’S UNDERSTANDING OF THE NON-CASH CHARGES.

To reconcile the disclosure regarding the amortization of the fair value assigned to the warrants and the beneficial conversion feature to the non-cash charges disclosed in the financial statements, please note the amount of the fair value allocated to the warrants and the beneficial conversion feature that is unamortized at December 31, 2007 per Note 6 of $4,196,218 (i.e., $908,565 related to the Senior secured line of credit and $3,287,653 related to the Junior secured facility). The amount of the accretion of the fair value of the warrants and the expense related to the beneficial conversion feature should be included as an adjustment to reconcile net loss to net cash used in operating activities. As these amounts change based on the treatment of the warrants as a liability (see response to your Comment 9 below), this disclosure and the amount noted in Management’s Discussion and Analysis will reconcile to the adjustment to reconcile net loss to net cash used in operating activities in Form 10-KSB/A.

2006 VS. 2005

7.	PLEASE REVISE TO INCLUDE A DISCUSSION OF RESULTS OF OPERATIONS FROM CONTINUING OPERATIONS. ALSO, YOUR DISCUSSION OF DISCONTINUED OPERATIONS SHOULD FOCUS ON REVENUES AND PRE-TAX LOSS REPORTED IN DISCONTINUED OPERATIONS, INCLUDING A DISCUSSION OF IMPAIRMENT LOSSES. REFER TO RULE 303(B)(1) OF REGULATIONS S-B.

The Company has supplemented or revised its disclosure as follows:

“Results of Continuing Operations:

2006 vs. 2005

Total revenues from continuing operations for 2006 were $1.6 million compared to none in 2005, as there were no continuing operations. Revenues in 2006 were the result of operations for entities acquired late in 2006, including: 20/20 and Magenta (in September) $0.5 million, CentrePath (in November) $0.7mm and GCG (in December) $0.4 million.

The gross margin rate was 48% for 2006 compared to none in 2005, as there were no continuing operations.

Total operating expenses were as follows:

	Year Ended
	December 31, 2006	December 31, 2005
Compensation	$3,770,237	$373,177
Professional services	1,153,177	313,395
Depreciation and amortization	406,442	—
All other operating expenses	743,034	146,040

Total operating expenses	$6,072,890	$832,612

The total operating expenses include 20/20, Magenta, CentrePath, and GCG from their respective acquisition dates through December 31, 2006 and CGSI for the full year. Operating expenses for 2005 are only those of CGSI. The majority of our operating expenses consist of compensation expense and professional fees. During 2006, we adopted FAS123(R), which resulted in the recognition of stock compensation expense of $1.8 million for stock options and warrants issued to employees, which was classified in compensation. The Company expensed executive bonuses totaling $0.6 million and had an equivalent full year increase in compensation costs of $0.1 million during 2006. The Company also had an overall increase in professional fees and outside services of $0.8 million in 2006, when compared to the prior year of which approximately $0.4 million related to stock warrants issued and $0.1 million related to the issuance of common stock to a non-employee related to consulting services provided. The remaining increase in operating costs, including depreciation and amortization, in 2006 when compared to 2005 was due to our acquisitions of 20/20 (and Magenta), CentrePath and GCG.

Interest expense for 2006 was $12.2 million compared to $0.3 million during 2005. The increase in interest expense is the direct result of the additional indebtedness incurred to facilitate our acquisitions of 20/20 (and Magenta), CentrePath and GCG during 2006. Of the increase in interest expense, approximately $11.4 million related to the amortization of fair value assigned to stock warrants and embedded derivatives issued in connection with the debt issuances.

Results for the year ended December 31, 2006 reflect a loss on warrants and derivatives of $18.2 million. In accordance with SFAS 133 and EITF 00-19, the warrant and embedded derivatives liabilities are revalued at each balance sheet date and marked to fair value with the corresponding adjustment recognized as gain or loss on warrants and derivatives in the consolidated statements of operations. As of December 31, 2006, the fair value of the warrant liability and the embedded conversion feature liability was $15.0 million and $18.7 million respectively.

Results of Discontinued Operations:

2006 vs. 2005

Total revenues from discontinued operations during 2006 and 2005 were $13.3 million and $15.7 million, respectively, of which $12.0 million and $14.3 million were generated by Frontrunner. Frontrunner revenues resulted from installation of voice and data systems and from maintenance contracts on installed systems. Maintenance revenues for Frontrunner for 2006 and 2005 represented $7.1 million and $7.9 million, respectively, or 60% and 55% of Frontrunner’s total revenues. Installation revenue generated from Frontrunner during 2006 and 2005 totaled $4.9 million and $6.4 million, respectively, or 40% and 45% of its total revenues. The reduction in Frontrunner’s installation revenue in 2006 from 2005 was the direct result of companies adopting newer telecommunication technology, which resulted in an overall increase in competition. The Nexvu revenues for 2006 and 2005 were $1.3 million and $1.4 million, respectively, of which $1.0 million was derived from consulting services in both years with the remaining revenues related to software licensing sales and related maintenance fees.

During 2006, management determined the carrying value of Frontrunner’s goodwill exceeded its estimated fair value and charged the difference of $1.4 million to goodwill impairment.

The loss from discontinued operations for 2006 was $2.7 million compared to $1.5 million for 2005. This overall increase in pre-tax loss from discontinued operations of $1.2 million was comprised primarily of a $2.4 million reduction in revenues with a corresponding decrease in gross margin of $0.6 million and a goodwill impairment charge of $1.4 million partially offset by a reduction in headcount at Frontrunner with related savings of $0.6 million.”

LIQUIDITY AND CAPITAL RESOURCES, PAGE 9

8.	IN YOUR DISCUSSION OF CASH USED IN OPERATING ACTIVITIES FROM CONTINUING OPERATIONS, PLEASE ALSO IDENTIFY THE ITEMS ACCOUNTING FOR THE SIGNIFICANT VARIANCE BETWEEN OPERATING LOSS AND NET CASH USED IN OPERATING ACTIVITIES FOR FISCAL YEAR 2006. PLEASE ALSO PROVIDE A DISCUSSION OF THE REASONS UNDERLYING THE CHANGES BETWEEN THE YEARS PRESENTED. TO FACILITATE YOUR ANALYSIS, PLEASE PROVIDE A DISCUSSION OF YOUR SIGNIFICANT FINANCING TRANSACTIONS DURING THE YEARS PRESENTED.

The Company has supplemented or revised its disclosure as follows:

“Cash used in operating activities from continuing operation during the years ended December 31, 2007 and 2006 was $9.7 million and $3.9 million, respectively. The cash used in operating activities from continuing operations during the year ended December 31, 2007 was principally due to the net loss from continuing operations for the year of $56.4 million. There was a significant variance between operating loss from continuing operations and net cash used in operating activities from continuing operations during the year due to non-cash stock compensation of $13.8 million, amortization of debt discount of $38.6 million, consulting expenses paid in stock and warrants of $4.3 million, registration rights penalty of $2.5 million, non-cash change in fair value of embedded derivatives and warrants of $14.5 million, and non-cash depreciation and amortization expense of $3.5 million. Stock compensation expense for the year ended December 31, 2007 increased $12.0 million as compared to the year ended December 31, 2006. This is a result of an increase in the number of stock-based options issued during the year ended December 31, 2007.

The cash used in operating activities from continuing operations during the year ended December 31, 2006 was principally due to the net loss from continuing operations for the year of $35.7 million. There was a significant variance between operating loss and net cash used in operation activities from continuing operations during the year due to non-cash stock compensation of $1.8 million and amortization of debt discount of $11.4 million, and non-cash change in fair value of embedded derivatives and warrants of $18.2 million.”

ITEM 7.	FINANCIAL STATEMENTS, PAGE 14

9.	IT DOES NOT APPEAR THAT YOU HAD SUFFICIENT AUTHORIZATION AND UNISSUED SHARES AVAILABLE TO SHARE SETTLE OUTSTANDING CONVERTIBLE PREFERRED STOCK AND DEBT INSTRUMENTS, WARRANTS, AND STOCK OPTIONS AS OF DECEMBER 31, 2006. IF SO, PLEASE TELL US YOUR BASIS IN GAAP FOR CLASSIFYING OUTSTANDING PREFERRED STOCK, WARRANTS, AND STOCK OPTIONS AND THE EMBEDDED CONVERSION FEATURES OF CONVERTIBLE DEBT INSTRUMENTS AS PERMANENT EQUITY AS OPPOSED TO TEMPORARY EQUITY OR LIABILITIES AS APPROPRIATE. IN YOUR RESPONSE, PLEASE ADDRESS THE REQUIREMENTS OF EITF 00-19 AND EITF D-98 (sic), AS APPLICABLE WITH RESPECT TO EACH INSTRUMENT OUTSTANDING AT DECEMBER 31, 2006. OTHERWISE, PLEASE TELL US WHY YOU BELIEVE YOU HAD SUFFICIENT AUTHORIZED AND UNISSUED SHARES AVAILABLE TO SHARE SETTLE THE INSTRUMENTS. IN ADDITION, PLEASE TELL US THE METHOD YOU USE TO DETERMINE WHICH CONTRACTS OR PORTIONS OF CONTRACTS SHOULD BE RECLASSIFIED PURSUANT TO THE PROVISIONS OF EITF 00-19.

The shares needed to settle the convertible debt, the convertible preferred stock and the stock options issued in conjunction with the September 8, 2006 acquisition of 20/20 Technologies, Inc. were in excess of the authorized but unissued shares at the date of the acquisition. As such, the stock warrants convertible into common shares (or equivalents) that were issued during that quarter and in previous periods, the stock warrants convertible into Series AA shares issued during that quarter, the embedded conversion features in convertible debt, and the Series B convertible preferred stock meet the criteria for liability accounting based on EITF 00-19.

The stock options that were outstanding at September 8, 2006 do not appear to qualify for liability classification based on the applicable literature regarding stock options. For example, SFAS 123R states that:

“Unless paragraphs 30-35 of this statement require otherwise, an entity shall apply the classification criteria of paragraphs 8-14 of Statement 150, as they are effective at the reporting date, in determining whether to classify as a liability a freestanding financial instrument given to an employee in a share-based payment transaction.”

Paragraphs 30-35 of SFAS 123R do not require liability accounting as there is no repurchase feature to the Company’s stock options and there is no prevention of exercise from the Company (paragraph 31), the underlying shares are classified as equity and there are no provisions to cash-settle the awards (paragraph 32 and 34), and the awards are service awards (paragraph 33).

Paragraphs 8-14 of SFAS 150 do not require liability accounting as the stock options are not mandatorily redeemable (paragraphs 9-10), do not represent an obligation by the Company to repurchase equity shares (paragraphs 11), and do not represent an obligation to issue a variable amount of shares (paragraph 12).

Further, EITF 00-19 specifically excludes stock options from its scope in paragraph 3:

“... (EITF 00-19) does not address the accounting for contracts that are issued (a) to compensate employees...”

The December 31, 2006 financial statements have been restated to reflect the change from equity classification to liability classification of the above-mentioned financial instruments indexed to the Company’s common stock.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY, PAGE 18

10.	PLEASE TELL US THE ITEMS AND THEIR AMOUNTS INCLUDED IN WARRANTS ISSUED WITH DEBT FINANCING IN 2006 OR TELL US HOW TO RECONCILE THE AMOUNT TO THE DISCLOSURE IN NOTE 6.

In light of the answer to Comment 9 above, the Company has supplemented or revised its disclosure as follows:

“20/20 Bridge Loan. The Company borrowed $6.0 million simultaneously with or shortly following its purchase of 20/20, which loans had been secured by a blanket lien on the assets of 20/20. The principal and accrued interest with respect to these loans was either paid off or rolled into the purchase of Units per the Units offering on January 19, 2007. The holders of these notes were issued warrants to purchase Series A preferred stock which are convertible into common stock at the rate of 37,500 shares for each $100,000 of funds advanced (2,245,263 shares of common stock, on an as-converted basis), exercisable on or before December 31, 2011 at $1,000 per share ($0.45 per share, on an as-converted to common stock basis), subject to a call in favor of the Company in the event that the closing price of the Company’s stock exceeds $4.00 per share for thirty consecutive days following the effectiveness of a registration statement registering the common stock underlying the warrants.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants and the embedded derivatives as follows:

Initial Fair Value
Warrants	$1,114,461
Embedded derivatives	6,604,212

Total debt discount	$7,718,673

The initial fair value of the warrants and embedded derivatives exceeded the proceeds from the 20/20 Bridge Loan by $1.7 million, which was recognized immediately as interest expense.

CentrePath Bridge Loan. The Company had borrowed $7.9 million in original principal amount in November 2006 with $6.8 million of the proceeds used toward the purchase of CentrePath, and the balance of the proceeds used for working capital. The loans were secured by the stock and assets of CentrePath. The principal and accrued interest with respect to these loans was either paid off or rolled into the purchase of Units per the Units offering on January 19, 2007. In connection with the funding of this loan, the Company issued warrants to purchase 2,276.2 shares of Series AA preferred stock (representing 4,925,000 shares of common stock, on an as-converted basis), exercisable on or before December 31, 2009, at $1,000 per share ($0.45 per share, on an as-converted to common stock basis).

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants as follows:

Initial Fair Value
Warrants	$2,065,247

Total debt discount	$2,065,247

GCG Bridge Loan. The Company borrowed $4.7 million in original principal amount in December 2006, which proceeds were (together with an additional $500,000 provided from working capital) used toward the purchase of GCG. The principal and accrued interest with respect to these loans was secured by the stock of GCG. The principal and accrued interest with respect to these loans was either paid off or rolled into the purchase of Units per the Units offering on January 19, 2007. In connection with the funding of this loan, the Company issued warrants to purchase 1,057.5 shares of Series AA preferred stock (representing 2,350,000 shares of common stock, on an as-converted basis), exercisable on or before December 31, 2009, at $1,000 per share ($0.45 per share, on an as-converted to common stock basis).

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants as follows:

Initial Fair Value
Warrants	$983,124

Total debt discount	$983,124

Mandatory Notes. The Company issued an aggregate of $3.7 million of Mandatory Notes through January 19, 2007, which by their terms were automatically converted to Units on the initial closing of the Units offering. In addition, for every $100,000 of notes purchased, each note holder was issued a warrant that was exercisable at $0.45 and expires December 31, 2009 for 50.0 shares of Series AA preferred stock, representing 111,111 shares of common stock (on an as-converted basis) and a warrant that is exercisable at $0.65 and expires December 31, 2009 for 50.0 shares of Series AA Preferred Stock, representing 111,111 shares of common stock (on an as-converted basis). The Company also issued the note holders a warrant for 4.5 shares of Series AA Preferred Stock, representing 10,000 shares of common stock (on an as-converted basis) exercisable at $0.45 and expiring on December 31, 2011, with a callable right by the Company. From January 22, 2007 through April 10, 2007, an aggregate of $4.4 million of additional Mandatory Notes were issued, with warrants. Total warrants were issued on a combined (as converted) basis for 1,605,868 shares.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants and the embedded derivatives as follows:

Initial Fair Value
Warrants	$1,354,961
Embedded derivatives	15,055,126

Total debt discount	$16,410,087

Total proceeds received in connection with the Mandatory Notes were $8.1 million. The initial fair value of the warrants and embedded derivatives exceeded the proceeds from the Mandatory Notes by $8.3 million, which was recognized immediately as interest expense.”

11.	PLEASE TELL US WHETHER THERE ARE ANY DISCLOSURES IN THE NOTES TO FINANCIAL STATEMENTS REGARDING STOCK ISSUED FOR CONSULTING SERVICES, WARRANTS ISSUED TO EMPLOYEES, AND WARRANTS ISSUED TO CONSULTANTS IN 2006. IF SO, PLEASE DIRECT US TO THE DISCLOSURES. TO THE EXTENT APPLICABLE, PLEASE REVISE YOUR FOOTNOTE DISCLOSURES TO PROVIDE THE INFORMATION REQUIRED BY PARAGRAPH 64 OF SFAS 123R.

Please see the response to Comment 43 below.

12.	PLEASE TELL US THE ITEMS AND THEIR AMOUNTS INCLUDED IN STOCK WARRANTS ISSUED WITH DEBT FINANCING IN 2007 OR TELL US HOW TO RECONCILE THE AMOUNT TO THE DISCLOSURE IN NOTE 6.

In light of the responses to Comments 30 and 36 below, the Company has supplemented or revised its disclosure as follows:

“Senior Secured Facility. On January 19, 2007, the Company closed the initial funding of $7.0 million of borrowings on an 18-month $12 million Senior Secured Facility issued to the Company by Hilco Financial, LLC (“Senior Lender”). The Credit Agreement for the facility names the Company and its remaining active subsidiaries as co-borrowers. The Credit Agreement provides for a term loan of $6.5 million plus up to $5.5 million of borrowing availability based upon an advance rate of 85% against eligible accounts receivable. It requires the payment of interest on a monthly basis at the greater of 15% per annum or prime plus 7% and has a $250,000 prepayment penalty until the last thirty days of the facility. There is a $3,000 per month collateral management fee, a 0.5% per month unused line fee, and an obligation to reimburse the lender for costs incurred by it in connection with the original issuance and ongoing administration of the facility. Further, the Company agreed to pay the Senior Lender a fee of 5% of the maximum amount of the facility, with one half funded on the closing date and the second half due six months following the closing. The Company also paid a fee of $250,000 to a placement agent in connection with the facility. As of December 31, 2007, the Company’s borrowing capacity was $0.5 million.

The Senior Secured Facility is secured by a blanket lien on all of the Company’s assets and all of the assets of the Company’s subsidiaries. Additionally, the Company pledged all of the capital stock or limited liability company interests of each of the Company’s subsidiaries as additional collateral. The Credit Agreement prohibits junior encumbrances on the Company’s assets with the exception of the junior secured facility (discussed herein) and certain permitted purchase money security interests. The Credit Agreement contains numerous affirmative and negative covenants customary for facilities of this nature. The Company had agreed to EBITDA covenants (earnings before interest taxes, depreciation and amortization and before non-cash stock compensation and warrant expense) as follows (at least 75% of the amount must be achieved on a cumulative basis: Q1 2007 ($2.4) million; Q2 2007 ($2.6) million; Q3 2007 ($600,000); and Q4 2007 $3.1 million. The Company also agreed to a covenant capping capital expenditures at $500,000 for 2007. The Senior Lender agreed to waive the Company’s non-compliance related to the EBITDA covenant during 2007.

In connection with the Senior Secured Facility, on January 19, 2007, the Company issued to the Senior Lender warrants to purchase an aggregate of 1,125.0 shares of Series AA preferred stock (2,500,000 shares of common stock, on an as-converted basis). Warrants with respect to one half of the shares were exercisable on or before December 31, 2008 at an exercise price equal to $0.45 per share of common stock, on an as-converted basis and warrants with respect to the one half of the shares were exercisable on or before December 31, 2009 at an exercise price equal to $0.65 per share of common stock on an as-converted basis. In connection with the October 31, 2007 Waiver and Amendment to the Agreement, a new five-year warrant to purchase up to 3,500,000 shares of common stock at $0.15 was issued and the previously issued warrants were cancelled. The new warrant provides for, among other things, cashless exercise, anti-dilution, and registration rights. The Senior Lender subsequently agreed to waive the requirements that the shares underlying its warrant be registered.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants as follows:

Initial Fair Value
Warrants issued on January 19, 2007	$1,827,966
Fair value increase for replacement warrants issued on October 31, 2007	533,580

Total debt discount	$2,361,546

During the first quarter of 2008, this debt was paid in full. See the “Subsequent Events” note for further discussion.

Junior Secured Facility. On January 19, 2007, the Company entered into an agreement with a number of individuals and entities for the establishment of a junior secured facility that permits the funding of up to $10.0 million of original principal amount of advances. At the closing, $6.3 million was provided pursuant to the facility. During the year, another $3.4 million was funded, bringing the aggregate principal amount of the facility to $9.3 million. The facility has a two-year term accruing simple interest at 12% per annum, with all principal and interest due on maturity. The junior secured facility is secured by a junior lien on the Company’s assets and the assets of its subsidiaries, which is expressly contractually subordinated to the Senior Secured Facility and any refinancing of that facility.

The original principal amount of each note issued pursuant to the junior secured facility was convertible at the holder’s option into Series AA preferred stock (or following its conversion to common stock, then the conversion feature relates to common stock) at a price per share equal to a 20% discount to the trailing ten-day average for the Company’s common stock as of the day immediately preceding the date of conversion (subject to adjustment to account for stock splits and certain other extraordinary corporate circumstances). In connection with the funding of the junior secured facility, each lender under that facility was issued a warrant to purchase up to 67.5 shares of Series AA preferred stock for each $100,000 advanced, which represents 150,000 shares of common stock, on an as-converted basis, exercisable at $0.45 per share and expiring December 31, 2009. The loan agreement establishing the facility was amended effective June 15, 2007 to: (i) eliminate the ceiling (originally applicable to the facility based on a floor of $0.65 and a ceiling of $1.25 per share) and floor for the conversion of loan amounts to equity in the Company; (ii) permit the cashless exercise of warrants under the facility in lieu of an obligation to register the shares of capital stock underlying the warrants; and (iii) provide that with respect to advances under the facility after June 15, 2007, the warrant coverage was increased to 90.0009 shares of Series AA preferred stock (200,000 shares of common stock, on an as-converted basis, at an effective price of $0.45 per share) for each $100,000 of principal amount advanced; those lenders funding the facility on or before January 22, 2007 received a warrant to purchase up to 67.500675 shares of Series AA preferred stock for each $100,000 of monies advanced (150,000 shares of common stock, on an as-converted basis, at an effective price of $0.45 per share) for each $100,000 of principal amount advanced. In connection with the June 15, 2007 amendment, additional funding of $3.0 million was received and the Company issued 5,850,000 warrants. The Company has issued warrants to purchase an aggregate of 15,432,658 shares of its common stock under the junior secured facility. The warrants issued as part of the junior secured facility are subject to similar extension and registration rights as those granted to the purchasers in the Units offering described in the “Shareholders’ Equity” note. All of the warrants under the facility expire December 31, 2009.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants and the embedded derivatives as follows:

Initial Fair Value
Warrants issued on January 19, 2007	$7,569,592
Warrants issued with June 15, 2007 amendment	3,340,299
Embedded derivatives	7,368,944

Total debt discount	$18,278,835

The initial fair value of the warrants and embedded derivatives exceeded the proceeds from the Junior Secured Facility by $9.0 million, which was recognized immediately as interest expense.

In August 2007, the Company established a short-term bridge facility authorizing the issuance of up to $1,000,000 of Units comprised of short-term promissory notes bearing interest at 12% per annum and maturing September 30, 2007, coupled with a warrant to purchase up to 125,000 shares of common stock for each $100,000 of notes funded. Each warrant is exercisable at $0.55 per share and expires December 31, 2010. At that time, two of the Company’s Directors purchased Units for a total of $150,000. In addition, two officers of the Company each purchased $50,000 of the Units and two investors purchased a total of $100,000 of Units. Collectively, the purchases of these Units resulted in the issuance of short-term notes in the principal amount of $350,000, plus warrants to purchase an aggregate of up to 437,500 shares of common stock. The purchasers of these units agreed to extend the maturity date until completion of the contemplated financing. The short-term bridge facility is unsecured. During the first quarter of 2008, each note was converted to common stock or paid in full. See the “Subsequent Events” note.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants as follows:

Initial Fair Value
Warrants	$205,211

Total debt discount	$205,211”

13.	PLEASE TELL US THE ITEMS AND THEIR AMOUNTS INCLUDED IN STOCK AND WARRANTS ISSUED FOR SERVICES IN 2007 OR TELL US HOW TO RECONCILE THE AMOUNT TO THE DISCLOSURE IN THE NOTES TO FINANCIAL STATEMENTS. TO THE EXTENT APPLICABLE, PLEASE REVISE YOUR FOOTNOTE DISCLOSURES TO PROVIDE THE INFORMATION REQUIRED BY PARAGRAPH 64 OF SFAS 123R.

Stock and warrants issued for services in 2007 is the sum of stock issued for services, 5,000,000 shares at $0.40 (total value $2,000,000). Please see the response to Comment 38 below, wherein the Company has supplemented or revised its disclosures.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 20

14.	IT APPEARS THAT PARAGRAPH 28 – 29 OF SFAS 95 REQUIRE A RECONCILIATION OF NET INCOME TO NET CASH FLOW FROM OPERATING ACTIVITIES. PLEASE TELL US WHY YOUR PRESENTATION COMPLIES WITH THIS GUIDANCE.

In connection with the AICPA’s Center for Public Company Audit Firms released Alert #90, SEC Staff Position Regarding Changes to the Statement of Cash Flows Relating to Discontinued Operations (Alert #90), the Public Accounting Firms provide various methods for presenting disclosures of reconciling items related to discontinued operations on a detailed or net basis and to be in compliance with SFAS 95. However, based on the Staff’s Comment, the Company has supplemented or revised its cash flow from operating activities disclosure, as follows:

	“Year ended December 31,
	2007	2006
	(As Restated)	(As Restated)
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(61,389,396)	$(38,393,330)
Net loss from discontinued operations	4,960,653	2,734,964

Net loss from continuing operations	(56,428,743)	(35,658,366	)”

15.	PLEASE DISCLOSE GROSS PROCEEDS FROM DEBT OBLIGATIONS AND REPAYMENTS OF DEBT OBLIGATIONS IN CASH FLOWS FROM FINANCING ACTIVITIES AS OPPOSED TO REPORTING SUCH TRANSACTIONS ON A NET BASIS TO THE EXTENT THE DEBT OBLIGATIONS DO NOT QUALIFY FOR NET REPORTING. IN ADDITION, PLEASE TELL US WHICH DEBT OBLIGATIONS YOU BELIEVE QUALIFY FOR NET REPORTING. REFER PARAGRAPHS 11 – 13 AND 18 – 20 OF SFAS 95.

The Company has supplemented or revised its disclosure as follows:

	“Year ended December 31,
	2007	2006
	(As Restated)	(As Restated)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	$11,621,259	$16,438,399
Repayment of long-term debt	(29,997,758)	—
Net proceed from line of credit	7,954,058	— ”

In accordance with SFAS No. 95, Statement of Cash Flows, the cash flows for the Company’s revolving debt are reported on a net basis due to the quick turnover (i.e., weekly) of this loan.

16.	PLEASE TELL US HOW TO RECONCILE THE FISCAL 2007 AMOUNTS FOR CONSULTING EXPENSES PAID IN COMMON STOCK AND WARRANTS, STOCK WARRANT EXPENSE RELATED TO DEBT FINANCING, STOCK BASED COMPENSATION, AND ISSUANCE OF STOCK TO THE AMOUNTS DISCLOSED IN THE CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY.

The presentation has changed due to the restatement. Please see the responses to Comments 38 and 39 below, as well. The residual items reconciled after the restatement are as follows:

Per Cash Flow Statement
Consulting expense paid in stock and warrants	$4,318,858

Per Statement of Shareholder’s Equity
Stock issued for services – per Statement of Shareholders’ Equity	$2,000,000
Consulting expenses paid in stock included in change in warrant liability	2,165,942
Issuance of common stock per statement of shareholders’ Equity	152,916

Total	$4,318,858

17.	PLEASE SEPARATELY PRESENT CASH PROCEEDS FROM EXERCISE OF SHARE OPTIONS AND SIMILAR INSTRUMENTS GRANTED UNDER SHARE-BASED PAYMENT ARRANGEMENTS IN CASH FLOWS FROM FINANCING ACTIVITIES OR DISCLOSE THE AMOUNT OF CASH RECEIVED FROM EXERCISE OF SHARE OPTIONS AND SIMILAR INSTRUMENTS GRANTED UNDER SHARE-BASED PAYMENT ARRANGEMENTS IN THE NOTES TO YOUR FINANCIAL STATEMENTS. REFER TO PARAGRAPH A240.I OF SFAS 123R.

There were no share options exercised in 2007. The total cash proceeds for the issuance of stock was $25,233,695. The components are disclosed in the notes to the financial statements, as follows:

Proceeds from the issuance of common stock, per the statement of Shareholders’ Equity, less non-cash portion	$2,313,606
Proceeds from warrant conversion, per Note 7	3,791,925
Net proceeds from issuance of AA Preferred stock, per Note 10	19,128,164

Proceeds from issuance of stock and units offering	$25,233,695

18.	PLEASE TELL US THE ITEMS AND THEIR AMOUNTS INCLUDED IN EACH OF THE ITEMS PRESENTED IN NON-CASH INVESTING AND FINANCING ACTIVITIES FOR FISCAL 2007.

The Company has supplemented or revised its disclosure as follows:

	“Year ended December 31,
	2007	2006
	(As Restated)	(As Restated)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of short-term bridge notes to junior secured facility	$5,388,438	$—
Issuance of common stock	313,457	—
Conversion of warrants to common stock	8,692,091	—
Conversion of preferred stock to common stock	24,738,967	—
Common stock issued for the acquisition of 20/20	—	5,167,634
Debt refinanced for the acquisition of 20/20	—	3,559,416
Reclassification of warrants from additional paid-in capital to liabilities for warrants to purchase common stock	—	80,857”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 21

19.	GIVEN THE SIGNIFICANCE OF YOUR CONVERTIBLE SECURITIES FINANCING TRANSACTIONS, PLEASE DISCLOSE YOUR ACCOUNTING POLICIES FOR CONVERTIBLE SECURITIES WITH BENEFICIAL CONVERSION FEATURES OR CONTINGENTLY ADJUSTABLE CONVERSION RATIOS. REFER TO APB 22. AT A MINIMUM, PLEASE ADDRESS THE FOLLOWING:

•	ALLOCATION OF PROCEEDS RECEIVED IN FINANCINGS TO CONVERTIBLE INSTRUMENTS AND OTHER DETACHABLE INSTRUMENTS INCLUDED IN THE EXCHANGE AND COMPUTATION OF THE INTRINSIC VALUE OF CONVERSION OPTIONS;

•	DETERMINATION OF FAIR VALUES OF CONVERTIBLE INSTRUMENTS AND OTHER DETACHABLE INSTRUMENTS INCLUDED IN THE EXCHANGE;

•	RECOGNITION OF CONTINGENT CONVERSION FEATURES THAT REDUCE THE CONVERSION PRICE IF THE FAIR VALUE OF THE UNDERLYING STOCK DECLINES AFTER THE COMMITMENT DATE;

•	AMORTIZATION OF DISCOUNTS RESULTING FROM THE ALLOCATION OF PROCEEDS TO THE SEPARATE INSTRUMENTS IN TRANSACTIONS;

•	RECOGNITION AND AMORTIZATION OF BENEFICIAL CONVERSION FEATURES FOR CONVERSION PRICE CHANGES BECAUSE OF ISSUANCES OF STOCK AT LOWER PRICES;

•	RECOGNITION OF EXTINGUISHMENT GAINS AND LOSSES;

•	DETERMINATION OF THE COMMITMENT DATE AND MEASUREMENT OF THE INTRINSIC VALUE OF BENEFICIAL CONVERSION OPTIONS IN CONVERTIBLE INSTRUMENTS THAT ARE UNDERLYING MANDATORY NOTES AND WARRANTS; AND

•	OTHER SIGNIFICANT POLICIES.

The Company has supplemented or revised its disclosure as follows:

NOTE 2. Summary of Significant Accounting Policies.

“Accounting for Convertible Debentures, Warrants, and Derivative Instruments (As Restated)

The Company does not enter into derivative contracts for purposes of risk management or speculation. However, from time to time, the Company enters into contracts that are not considered derivative financial instruments in their entirety but that include embedded derivative features.

The Company accounts for its embedded conversion features and freestanding warrants pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock (EITF 00-19) which requires freestanding contracts that are settled in a company’s own stock to be designated as an equity instrument, asset, or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in results of operations.

In accordance with EITF 00-19, certain warrants to purchase common stock and embedded conversion options are accounted for as liabilities at fair value and the unrealized changes in the values of these derivatives are recorded in the statement of operations as “gain or loss on warrants and derivatives.” Contingent conversion features that reduce the conversion price of warrants and conversion features are included in the valuation of the warrants and the conversion features. The recognition of the fair value of derivative liabilities (i.e., warrants and embedded conversion options) at the date of issuance is applied first to the proceeds. The excess fair value, if any, over the proceeds from units-type offerings (i.e., preferred stock with freestanding warrants) or from a debt instrument, is recognized immediately in the statement of operations as “gain or loss on warrants and derivatives” or “interest expense,” respectively. The value of warrants or derivatives associated with a debt instrument is recognized at inception as a discount to the debt instrument. This discount is amortized over the life of the debt instrument using the effective interest method. The value of the warrants and derivatives associated with the units-type offerings is credited to additional paid-in-capital upon conversion to common stock.

A determination is made upon settlement, exchange, or modification of the debt instruments to determine if a gain or loss on the extinguishment has been incurred based on the terms of the settlement, exchange, or modification and on the value allocated to the debt instrument at such date.

The Company uses the Black-Scholes pricing model to determine fair values of its derivatives. Valuations derived from this model are subject to ongoing internal verification and review. The model uses market-sourced inputs such as interest rates, exchange rates, and option volatilities. Selection of these inputs involves management’s judgment and may impact net income. The fair value of the derivative liabilities are subject to the changes in the trading value of the Company’s common stock. As a result, the Company’s financial statements may fluctuate from quarter-to-quarter based on factors, such as the price of the Company’s stock at the balance sheet date, the amount of shares converted by note holders and/or exercised by warrant holders, and changes in the determination of market-sourced inputs. Consequently, the Company’s financial position and results of operations may vary materially from quarter-to-quarter based on conditions other than its operating revenues and expenses.

Accounting for Debt Issued with Stock Purchase Warrants

The Company accounts for debt issued with stock purchase warrants in accordance with Accounting Principles Board (APB) Opinion No. 14, Accounting for Convertible Debts and Debts issued with Stock Purchase Warrants (APB 14), if such warrants merit equity classification. The proceeds of the debt are allocated between the debt and the detachable warrants based on the relative fair values of the debt security without the warrants and the warrant themselves, if the warrants are equity instruments. The Company does not currently have any warrants that merit equity classification.”

20.	PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COST OF GOODS SOLD LINE ITEM.

The Company has supplemented or revised its disclosure as follows:

NOTE 2. Summary of Significant Accounting Policies.

“Cost of Sales

The cost of sales for the Optimization Solutions products include the cost of accessing circuits and fiber networks, the direct costs for labor, travel and materials to install and maintain customer sites, along with the occupancy and labor costs of operating a network operations center.

Cost of sales for the Connectivity Solutions products includes the cost of accessing circuits and bandwidth need for communication networks, and fees paid to third-party sales agents.”

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION, PAGE 21

21.	PLEASE DISCLOSE THE PERTINENT RIGHTS AND PRIVILEGES OF THE SERIES B PREFERRED STOCK, INCLUDING DIVIDEND AND LIQUIDATION PREFERENCES, PARTICIPATION RIGHTS, CALL PRICES AND DATES, AND OTHER SIGNIFICANT TERMS. REFER TO SFAS 129.

The Company has supplemented or revised its disclosure as follows:

“Note 10. Shareholders’ Deficit (As Restated).

The Company has 5.0 million preferred shares authorized of which 100,000 shares are reserved for issuance as Series A; 100,000 shares are reserved for issuance as Series B; and 120,000 shares are reserved for issuance as Series AA; all of which have a par value of $0.0001 per share. The preferred stock previously issued was automatically converted to Company common stock upon ratification of an amendment to the Company’s Articles of Incorporation on June 25, 2007, which increased the authorized common shares to 350.0 million. The Series A and Series B shares enjoy liquidation privileges of $1.00 per share until converted to common stock and do not have dividend privileges. The Series AA shares enjoy liquidation privileges of $1,000 per share until converted to common stock. Series A, B and AA shares have voting rights on an as-converted basis.”

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 23 REVENUE RECOGNITION, PAGE 25

22.	PLEASE PROVIDE A MORE DETAILED DESCRIPTION OF MULTIPLE DELIVERABLE ARRANGEMENTS INCLUDING PERFORMANCE, CANCELLATION, TERMINATION, OR REFUND-TYPE PROVISIONS AND YOUR POLICIES FOR DETERMINING WHETHER THE DELIVERABLES ARE SEPARABLE INTO UNITS OF ACCOUNTING. REFER TO PARAGRAPH 18 OF EITF 00-21.

The Company has supplemented or revised its disclosure as follows:

“Revenue Recognition (As Restated)

The Company generates revenue from two business units: Optimization Solutions and Connectivity Solutions. The revenue products of the Optimization Business include Optimization Consulting, Automated Pricing Software, Remote Management Services, and Professional Services, while products of the Connectivity Business include delivering turn-key global networks and system management services.

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104) which incorporates Emerging Issues Task Force Issues No. 00-21, Multiple-Deliverable Revenue Arrangements (EITF 00-21) and in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition (SOP 97-2), as amended by AICPA Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions (SOP 98-9). In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonable assured.

While customers may purchase services separately, sales often include multiple products that cross business units. At the inception of such arrangements, the deliverables are evaluated to determine whether they represent separate units of accounting under EITF Issue No. 00-21. The Company’s policy regarding this determination of separate units is based on all of the following criteria being met: the delivered item has value to the customer on a standalone basis; there is objective and reliable evidence of the fair value of the items(s); and delivery or performance of the item(s) is considered probable and substantially in the Company’s control. Revenue is allocated to each unit of accounting in a transaction based on its fair value as determined by vendor objective evidence. Vendor objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices when sold to other customers. If vendor objective evidence of fair value is has not been established for all items under the arrangement, no allocation can be made, and revenue is recognized on all items over the term of the arrangement.

As part of the revenue recognition process, the Company records provisions for estimated product returns and allowances as determined by historical sales returns, reviewing economic trends and changes to customer’s demands. Cancellation charges which are included in Company contracts are booked upon management’s determination that the customer has violated the terms of the contract.

Optimization Consulting. The Company contracts these services on a contingent basis, where the Company is paid a non-recurring fee based on a percentage of the savings achieved from the engagement. Savings in off-net access can be identified through the novation of existing circuits, least-cost carrier upgrades, point-of-presence re-homing, and aggregation of circuits into higher bandwidth facilities. Revenues related to optimization recommendations that require additional action before acceptance or implementation are deferred until such contingency is resolved.

Automated Pricing Software. The Company allocates revenue to software license and to the related maintenance based on the residual method of accounting as prescribed in SOP 97-2 whereby the software revenue is recognized upon product acceptance by the customer and the maintenance allocation is recognized over the annual life of the license. The Company has established Vendor Specific Objective Evidence (VSOE) for the value of its post-contract maintenance support agreement at 20% of the license amount, which is based on the amount charged to its customers in the renewal year. Therefore, the Company allocates 20% of the revenue of the arrangement to maintenance and the remaining amount to the software license.

Remote Management Services. The Company recognizes revenue from the installation and servicing of the arrangement ratably over the term of the contract with no allocation to either installation or monthly monitoring since, as prescribed in EITF 00-21, the installation has no value to the customer on a standalone basis.

Professional Services. The Company recognizes revenue over the duration of the contract on a percentage of completion method from the go-live date through the contract life.

Turn-key Global Networks. The Company generally bills its customers for ongoing services on a monthly basis. Invoices include charges for the current month’s connectivity access and for the prior month’s excess usage-based revenue. Revenue is recognized in the month earned. Installation charges are recognized upon acceptance by the customer.”

23.	PLEASE DISCLOSE WHETHER YOU RECOGNIZE SOFTWARE LICENSE AND MAINTENANCE REVENUE RATABLY OVER THE TERM OF THE LICENSE AND MAINTENANCE ARRANGEMENTS.

Please see the response to Comment 22 above.

24.	PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR RECOGNITION OF REVENUE FROM CONTINGENT OPTIMIZATION CONSULTING ENGAGEMENTS DISCLOSED ON PAGE 2.

Please see the response to Comment 22 above.

LOSS PER SHARE, PAGE 27

25.	PLEASE TELL US WHAT SHARES ARE SUBJECT TO REPURCHASE, THE TERM OF THE RELATED AGREEMENTS, AND YOUR BASIS IN GAAP FOR EXCLUDING THESE SHARES FROM EARNINGS PER SHARE COMPUTATIONS. IF SHARES SUBJECT TO REPURCHASE REPRESENT CONTINGENTLY RETURNABLE SHARES, PLEASE ADVISE IN DETAIL.

There are currently no shares subject to repurchase; however, the Company has supplemented or revised its disclosure as follows:

“Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share (SFAS 128). Basic net loss per share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share reflects potential dilution of securities by adding other potential common shares, including stock options and warrants, to the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities, including stock options and warrants, have been excluded from this computation, as their effect is anti-dilutive.”

NOTE 3. DISCONTINUED OPERATIONS, PAGE 28

26.	PLEASE DISCLOSE THE CARRYING AMOUNTS OF THE MAJOR CLASSES OF ASSETS AND LIABILITIES INCLUDED AS PART OF ASSETS AND LIABILITIES OF DISCONTINUED OPERATIONS. REFER TO PARAGRAPH 47A. OF SFAS 144.

The Company has supplemented or revised its disclosure, as follows:

“The discontinued operations assets and liabilities were as follows:

	December 31, 2007	December 31, 2006
Current assets of discontinued operations
Accounts receivable, net	$1,298,009	$1,194,639
Inventory	863,259	1,115,753
Prepaid expenses and other current assets	58,175	74,934
Other current assets	166,949	44,351

Total current assets of discontinued operations	2,386,392	2,429,677

Long-term assets of discontinued operations
Property and equipment, net	505,323	834,651
Intangible assets, net	526,167	2,255,327
Goodwill	—	2,565,543
Other assets	—	22,432

Long-term assets of discontinued operations	1,031,490	5,677,953

Total assets from discontinued operations	$3,417,882	$8,107,630

Current liabilities of discontinued operations
Current maturities of long-term notes	$—	$2,947,562
Accounts payable	325,852	1,244,435
Accrued expenses	643,896	1,318,939
Advance billing	390,350	321,045
Warranty reserve	98,763	152,050
Deferred revenue, current portion	1,368,411	1,394,373

Total current liabilities of discontinued operations	2,827,272	7,378,404

Long-term liabilities of discontinued operations
Long-term portion of notes	727,276	570,587

Total liabilities from discontinued operations	$3,554,548	$7,948,991”

NOTE 6. DEBT PAGE 29

27.	PLEASE TELL US HOW YOU ACCOUNT FOR CONVERSION OPTIONS IN CONVERTIBLE INSTRUMENTS THAT ARE THE UNDERLYING FOR PREFERRED STOCK PURCHASE WARRANTS. PLEASE ADDRESS THE COMMITMENT DATE, MEASUREMENT AND RECOGNITION PROVISIONS OF ISSUE 13 OF EITF 00-27.

Historically, the Company did not account for conversion options in convertible instruments that would underlie preferred stock purchase warrants as the warrants were accounted for using a Black-Scholes model and the conversion feature was not separately valued under the provisions of APB 14. Pursuant to the restatement discussed under Comment 9 above, the Company treated these warrants as a liability. As such, Issue 13 of EITF 00-27 will not apply.

28.	PLEASE DISCLOSE THE PERTINENT RIGHTS AND PRIVILEGES OF THE SERIES AA PREFERRED STOCK, INCLUDING DIVIDEND AND LIQUIDATION PREFERENCES, PARTICIPATION RIGHTS, CALL PRICES AND DATES, AND OTHER SIGNIFICANT TERMS. REFER TO SFAS 129.

Please see the response to Comment 21 above.

29.	PLEASE TELL US HOW YOU ACCOUNTED FOR THE OCTOBER 31, 2007 WAIVER AND AMENDMENT TO THE SENIOR SECURED FACILITY. IN YOUR RESPONSE, PLEASE ADDRESS THE PROVISIONS OF EITF 96-19. ALSO TELL US HOW YOU ACCOUNTED FOR THE NEW FIVE-YEAR WARRANT ISSUED IN CONNECTION WITH THE WAIVER AND AMENDMENT TO THE FACILITY. IN ADDITION, PLEASE DISCLOSE THE FAIR VALUE OF THE WARRANT AND YOUR BASIS OF VALUATION INCLUDING ASSUMPTIONS.

There were no changes to the accounting for the waiver and amendment related to the Senior debt except for the cancellation and reissuance of the warrants. Since there were no fees associated with the waiver or debt covenant changes, there would not have been a change in the present value of the cash flows. In accordance with EITF 96-19, if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument, the debt will be considered substantially different and therefore should be accounted for as debt extinguishment. For purposes of determining the change in the present value of the cash flows, the Task Force observed that cash flows can be affected by fees exchanged between the debtor and creditor to effect changes in debt covenants and/or waivers. No fees were exchanged; therefore, these debt instruments were not considered to be substantially different.

With respect to the exchange of warrants, the Company used a Black-Scholes calculation to determine the difference between the existing remaining value of the original warrants as compared to the value of the new warrants. The valuation resulted in a net increase of $435,804, which was added to the warrant value remaining and to be expensed over the remaining life of the debt. The net increase of $435,804 was divided by the net carrying value of the debt at the time of exchange, which resulted in a net change to carrying value of 5.71%. Based on EITF 96-19, a modification or an exchange that affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately prior to the modification or exchange. Since the change was less than 10%, it was not considered to be substantially different.

The warrant valuations under Black-Scholes:

	Analysis of Warrants Issued with Hilco Debt
	Cancelation and Reissuance
	Old warrant at	Old warrant at	New warrant	New warrant
	10/31/2007	10/31/2007	10/31/2007	10/31/2007
INPUT VARIABLES
Stock price	$0.20	$0.20	$0.20	$0.20
Exercise price	$0.45	$0.65	$0.15	$0.15
Term in years	1.167	2.167	5.000	5.000
Volatility	100.00%	100.00%	100.00%	100.00%
Annual rate of dividends	0.00%	0.00%	0.00%	0.00%
Discount rate - bond equivalent yield	5.17%	5.17%	5.17%	5.17%

INTERMEDIATE COMPUTATIONS
Present value of Stock Dividend	$0.20	$0.20	$0.20	$0.20
Present value of Exercise Price	$0.42	$0.58	$0.12	$0.12
Cumulative Volatility	108.01%	147.20%	223.61%	223.61%

CALL OPTION
Proportion of Stock Present Value	43.8%	50.4%	91.3%	91.3%
Proportion of Exercise Price PV	-10.8%	-7.2%	-19.1%	-19.1%
Call Option/warrant Value	$0.04	$0.06	$0.16	$0.16
In the money	$(0.25)	$(0.45)	$0.05	$0.05
Premium	$0.29	$0.51	$0.11	$0.11
Option or Warrant Value as a %of Stock Price	20.9%	29.5%	80.2%	80.2%
Number of warrants	1,250,000	1,250,000	1,750,000	1,750,000

Total value	$52,158	$73,714	$280,838	$280,838

Increase in value		$125,872	$435,804	$561,676

The Company has supplemented or revised its disclosure as follows:

“In connection with the October 31, 2007 Waiver and Amendment to the Agreement, a new five-year warrant to purchase up to 3,500,000 shares of common stock at $0.15 was issued and the previously issued warrants were cancelled. The new warrant provides for, among other things, cashless exercise, anti-dilution, and registration rights. The Senior Lender subsequently agreed to waive the requirements that the shares underlying its warrant be registered.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants as follows:

Initial Fair Value
Warrants issued on January 19, 2007	$1,827,966
Fair value increase for replacement warrants issued on October 31, 2007	533,580

Total debt discount	$2,361,546”

30.	REGARDING THE JUNIOR SECURED FACILITY, PLEASE TELL US:

•	HOW TO RECONCILE THE FACE AMOUNT DISCLOSED IN THE TABLE ON PAGE 32 TO THE DISCLOSURES ON PAGE 30;

The difference between the disclosures on page 30 regarding the junior secured debt and the amount disclosed in the debt table was due to the December funding of the Junior Secured Facility for $2,000,000.

The Company has supplemented or revised its disclosure as follows:

	“December 31, 2007	December 31, 2006
Junior secured facility, with a face amount of $9,313,438, bearing simple interest at 12%, due January 2009. Debt discount at issuance of $18,278,835. As of December 31, 2007, the balance of the debt was reported net of $5,939,634, which represents the unamortized value of the debt discount.	$3,373,804	— ”

“Junior Secured Facility. On January 19, 2007, the Company entered into an agreement with a number of individuals and entities for the establishment of a junior secured facility that permits the funding of up to $10.0 million of original principal amount of advances. At the closing, $6.3 million was provided pursuant to the facility. During the year, another $3.4 million was funded, bringing the aggregate principal amount of the facility to $9.3 million. The facility has a two-year term accruing simple interest at 12% per annum, with all principal and interest due on maturity. The Junior secured facility is secured by a junior lien on the Company’s assets and the assets of its subsidiaries, which is expressly contractually subordinated to the Senior Secured Facility and any refinancing of that facility.

The original principal amount of each note issued pursuant to the Junior secured facility was convertible at the holder’s option into Series AA preferred stock (or following its conversion to common stock, then the conversion feature relates to common stock) at a price per share equal to a 20% discount to the trailing ten-day average for the Company’s common stock as of the day immediately preceding the date of conversion, (subject to adjustment to account for stock splits and certain other extraordinary corporate circumstances). In connection with the funding of the Junior secured facility, each lender under that facility was issued a warrant to purchase up to 67.5 shares of Series AA preferred stock for each $100,000 advanced, which represents 150,000 shares of common stock, on an as-converted basis, exercisable at $0.45 per share and expiring December 31, 2009. The loan agreement establishing the facility was amended effective June 15, 2007 to: (i) eliminate the ceiling (originally applicable to the facility based on a floor of $0.65 and a ceiling of $1.25 per share) and floor for the conversion of loan amounts to equity in the Company; (ii) permit the cashless exercise of warrants under the facility in lieu of an obligation to register the shares of capital stock underlying the warrants; and (iii) provide that with respect to advances under the facility after June 15, 2007, the warrant coverage was increased to 90.0009 shares of Series AA preferred stock (200,000 shares of common stock, on an as-converted basis, at an effective price of $0.45 per share) for each $100,000 of principal amount advanced; those lenders funding the facility on or before January 22, 2007 received a warrant to purchase up to 67.500675 shares of Series AA preferred stock for each $100,000 of monies advanced (150,000 shares of common stock, on an as-converted basis, at an effective price of $0.45 per share) for each $100,000 of principal amount advanced. In connection with the June 15, 2007 amendment, additional funding of $3.0 million was received and the Company issued 5,850,000 warrants. The Company has issued warrants to purchase an aggregate of 15,432,658 shares of its common stock under the Junior secured facility. The warrants issued as part of the Junior secured facility are subject to similar extension and registration rights as those granted to the purchasers in the Units offering described in the “Shareholders’ Equity” note. All of the warrants under the facility expire December 31, 2009.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants and the embedded derivatives as follows:

Initial Fair Value
Warrants issued on January 19, 2007	$7,569,592
Warrants issued with June 15, 2007 amendment	3,340,299
Embedded derivatives	7,368,944

Total debt discount	$18,278,835”

The Company further supplemented or revised its disclosure as follows:

“The Company does not enter into derivative contracts for purposes of risk management or speculation. However, from time to time, the Company enters into contracts that are not considered derivative financial instruments in their entirety but that include embedded derivative features.

The Company accounts for its embedded conversion features and freestanding warrants pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock (EITF 00-19) which requires freestanding contracts that are settled in a company’s own stock to be designated as an equity instrument, asset, or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in results of operations.

In accordance with EITF 00-19, certain warrants to purchase common stock and embedded conversion options are accounted for as liabilities at fair value and the unrealized changes in the values of these derivatives are recorded in the statement of operations as “gain or loss on warrants and derivatives.” Contingent conversion features that reduce the conversion price of warrants and conversion features are included in the valuation of the warrants and the conversion features. The recognition of the fair value of derivative liabilities (i.e., warrants and embedded conversion options) at the date of issuance is applied first to the proceeds. The excess fair value, if any, over the proceeds from units-type offerings (i.e., preferred stock with freestanding warrants) or from a debt instrument, is recognized immediately in the statement of operations as “gain or loss on warrants and derivatives” or “interest expense,” respectively. The value of warrants or derivatives associated with a debt instrument is recognized at inception as a discount to the debt instrument. This discount is amortized over the life of the debt instrument using the effective interest method. The value of the warrants and derivatives associated with the units-type offerings is credited to additional paid-in-capital upon conversion to common stock.

A determination is made upon settlement, exchange, or modification of the debt instruments to determine if a gain or loss on the extinguishment has been incurred based on the terms of the settlement, exchange, or modification and on the value allocated to the debt instrument at such date.

The Company uses the Black-Scholes pricing model to determine fair values of its derivatives. Valuations derived from this model are subject to ongoing internal verification and review. The model uses market-sourced inputs such as interest rates, exchange rates, and option volatilities. Selection of these inputs involves management’s judgment and may impact net income. The fair value of the derivative liabilities are subject to the changes in the trading value of the Company’s common stock. As a result, the Company’s financial statements may fluctuate from quarter-to-quarter based on factors, such as the price of the Company’s stock at the balance sheet date, the amount of shares converted by note holders and/or exercised by warrant holders, and changes in the determination of market-sourced inputs. Consequently, the Company’s financial position and results of operations may vary materially from quarter-to-quarter based on conditions other than its operating revenues and expenses.”

•

YOUR BASIS IN GAAP FOR EXPENSING THE DISCOUNT RELATED TO THE BENEFICIAL CONVERSION FEATURE AS DISCLOSED ON PAGE 32 AND/OR WHY THE DISCOUNT DOES NOT AGREE TO THE BENEFICIAL CONVERSION FEATURE RELATED TO THE JUNIOR SECURED FACILITY DISCLOSED IN THE CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY;

The discount related to the beneficial conversion feature has been expensed based on EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, specifically:

“Any recorded discount resulting from allocation of proceeds to the beneficial conversion feature should be recognized as interest expense over the minimum period from the date of issuance to the date which the debtholder can realize the return (that is through the date of earliest conversion).”

The beneficial conversion feature in the Statement of Shareholders’ Equity should have equaled the amount recorded in the debt table (i.e., $4,134,387) and the amount allocated to stock warrants issued with debt financing should have been reduced to $7,329,980 on the Statement of Shareholders’ Equity. In conjunction with the change to value the warrants and conversion features as liabilities per the restatement, the amounts on the Statement of Shareholders’ Equity were removed.

•

HOW TO RECONCILE THE DISCOUNT RELATED TO THE WARRANTS DISCLOSED ON PAGE 32 TO THE AMOUNT DISCLOSED IN THE CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND THE DISCOUNT AMOUNT DISCLOSED IN LAST PARAGRAPH OF FOOTNOTE 9 ON PAGE 36;

The amounts on the debt schedule that allocated the amounts to the warrants should have been as follows:

Senior Secured Debt	$2,021,489
Junior Secured Debt	5,179,054
Short-Term Bridge	129,437

Total	$7,329,980

•	HOW YOU DETERMINED THE VALUE OF THE BENEFICIAL CONVERSION FEATURE AND WARRANTS, INCLUDING ASSUMPTIONS AND WHY YOUR ACCOUNTING TREATMENT COMPLIES WITH EITF 00-27;

In determining the value of the beneficial conversion feature, the Company first allocated weighted average fair value to the warrants and compared the weighted average amount allocated to the debt to the value based on a conversion at the date of issuance. The beneficial conversion feature was limited to the proceeds received on the debt. This accounting treatment conforms with Issue 1 in EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Securities.

•	THE RESULTS OF YOUR EVALUATION OF THE CLASSIFICATION OF THE BENEFICIAL CONVERSION FEATURE AS A RESULT OF THE JUNE 15, 2007 AMENDMENT ELIMINATING THE CONVERSION PRICE FLOOR AND CEILING;

At June 15, 2007, the date the floor on the conversion was removed, the Company did not have sufficient authorized but unissued shares to settle all of its outstanding instruments that could potentially be settled by issuing common stock – if the stock price were to fall below $.05 per share. Based on EITF 00-19, the stock warrants convertible into common shares that were issued and the embedded conversion features in convertible debt continue to meet the criteria for liability accounting even with the June 2007 increase in authorized shares. The restatement reflects this change.

The Company has supplemented or revised its disclosure as follows:

“The Company has entered into derivative financial instruments which required evaluation in accordance with SFAS 133 and EITF 00-19:

•

As of September 8, 2006, the shares of common stock required to settle the convertible bridge loan issued in connection with the Company’s acquisition of 20/20, convertible preferred stock, stock options, and warrants outstanding were in excess of the Company’s authorized but unissued shares of common stock, on an as converted basis.

•

On June 15, 2007, the Company amended the terms of the Junior secured facility to eliminate the floor for the conversion of loan amounts to equity in the Company. Because of this provision, the Company did not have sufficient shares of common stock outstanding to settle the outstanding debt, warrants, and options, if converted.

•

On June 25, 2007, the common shareholders approved increasing the number of authorized shares of common stock from 25,000,000 to 350,000,000. However, due to the amendment to the Junior secured facility, the Company did not have sufficient shares of common stock outstanding to settle the outstanding debt, warrants, and options if converted.

Pursuant to SFAS 133 and EITF 00-19, the conversion features of the debt are considered embedded derivatives requiring bifurcation from the debt host and they are included on the consolidated balance sheet as a liability (see “embedded derivates of convertible debt and preferred stock”) at fair value. The embedded derivative is revalued at each balance sheet date and marked to fair value with the corresponding adjustment recognized as “gain or loss on warrants and derivatives” in the consolidated statements of operations.

The Company’s outstanding warrants also meet the definition of a liability based on the assessment above. The warrants are recorded at fair value and classified as a liability in the consolidated balance sheet (see “liabilities for warrants to purchase common stock). The warrant liability is revalued at each balance sheet date and marked to fair value with the corresponding adjustment recognized as “gain or loss on warrants and derivatives” in the consolidated statements of operations. As of December 31, 2007 and 2006, the fair value of the warrants was $35.9 million and $15.0 million, respectively.”

•	HOW YOU ACCOUNTED FOR THE JUNE 15, 2007 MODIFICATION AND THE BASIS IN GAAP FOR YOUR ACCOUNTING TREATMENT CITING EITF 96-19 OR OTHER RELEVANT LITERATURE; AND

The removal of the floor has been addressed in connection with the restatement. Based on a review of EITF 96-19, no extinguishment of the debt nor a gain or loss related to that extinguishment will be recorded because the present value of the cash flows under the debt agreement are not changed by the modification and the second and third options for determining whether a substantive change is not covered in EITF 96-19:

“With respect to the second and third conditions, this guidance does not address modifications or exchanges of debt instruments in circumstances in which the embedded conversion option is separately accounted for as a derivative under Statement 133 prior to the modification, subsequent to the modification, or both prior and subsequent to the modification.”

•	WHY THE SUM OF THE FAIR VALUE OF THE WARRANTS AND BENEFICIAL CONVERSION FEATURE DISCLOSED IN THE TABLE ON PAGE 32 EXCEEDS THE FACE VALUE OF THE NOTES.

The amount of the proceeds is less than the value allocated to the beneficial conversion feature and the value allocated to the warrants due to errors in the debt disclosure addressed above.

31.	PLEASE TELL US HOW YOU ACCOUNTED FOR THE JANUARY 19, 2007 EXCHANGE OF EXISTING BRIDGE LOANS FOR THE ISSUANCE OF NEW NOTES UNDER THE JUNIOR SECURED FACILITY. PLEASE DISCUSS YOUR CONSIDERATION OF WARRANTS ISSUED AND CHANGES IN THE FAIR VALUE OF THE CONVERSION OPTION. IN YOUR RESPONSE, PLEASE ADDRESS THE REQUIREMENTS OF PARAGRAPH 16 OF SFAS 140, EITF 96 -19, AND EITF 06-6.

The extinguishment of debt was equal to the fair value of the embedded conversion features of the bridge loans converted to the Junior Secured Facility and was recorded as a gain based on the guidance in EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments:

“If it is determined that the original and new debt instruments are substantially different, then the calculation of the cash flows related to the new debt instrument at the effective interest rate of the original debt instrument is not used to determine the initial amount recorded for the new debt instrument or to determine the debt extinguishment gain or loss to be recognized. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.”

The Company has supplemented or revised its disclosure as follows:

“The Company previously entered into a series of bridge loans as summarized herein, all of which were either paid off with the proceeds from the Junior Secured Facility, the Senior Secured Facility or the Unit offering or were converted into Units or the Junior Secured Facility. The Company determined that the transaction should be treated as an extinguishment of debt and recorded a gain on debt extinguishment of $1.6 million.”

32.	IT APPEARS THAT THE JUNE 15, 2007 AMENDMENT TO YOUR JUNIOR SECURED FACILITY ELIMINATING THE CONVERSION PRICE FLOOR WOULD REQUIRE THE RECLASSIFICATION OF THE EMBEDDED CONVERSION OPTIONS AND OTHER EQUITY INSTRUMENTS WITHIN THE SCOPE OF EITF 00-19 AND SFAS 123R. PLEASE ADVISE. REFER SPECIFICALLY TO PARAGRAPHS 20–24 OF EITF 00-19 AND PARAGRAPHS 29-35 AND A230-A232 OF SFAS 123R.

The Company has supplemented or revised its disclosure as follows:

“The Company has entered into derivative financial instruments which required evaluation in accordance with SFAS 133 and EITF 00-19:

•

As of September 8, 2006, the shares of common stock required to settle the convertible bridge loan issued in connection with the Company’s acquisition of 20/20, convertible preferred stock, stock options, and warrants outstanding were in excess of the Company’s authorized but unissued shares of common stock, on an as converted basis.

•

On June 15, 2007, the Company amended the terms of the Junior Secured Facility to eliminate the floor for the conversion of loan amounts to equity in the Company. Because of this provision, the Company did not have sufficient shares of common stock outstanding to settle the outstanding debt, warrants, and options if converted.

•

On June 25, 2007, the common shareholders approved increasing the number of authorized shares of common stock from 25,000,000 to 350,000,000. However, due to the amendment to the Junior Secured Facility, the Company did not have sufficient shares of common stock outstanding to settle the outstanding debt, warrants, and options if converted.

Pursuant to SFAS 133 and EITF 00-19, the conversion features of the debt are considered embedded derivatives requiring bifurcation from the debt host and they are included on the consolidated balance sheet as a liability (see “embedded derivates of convertible debt and preferred stock”) at fair value. The embedded derivative is revalued at each balance sheet date and marked to fair value with the corresponding adjustment recognized as “gain or loss on warrants and derivatives” in the consolidated statements of operations.

The Company’s outstanding warrants also meet the definition of a liability based on the assessment above. The warrants are recorded at fair value and classified as a liability in the consolidated balance sheet (see “liabilities for warrants to purchase common stock). The warrant liability is revalued at each balance sheet date and marked to fair value with the corresponding adjustment recognized as “gain or loss on warrants and derivatives” in the consolidated statements of operations.”

33.	PLEASE DISCLOSE THE FUNDING RECEIVED AND WARRANTS ISSUED PURSUANT TO THE JUNE 15, 2007 AMENDMENT TO THE JUNIOR SECURED FACILITY. ALSO, DISCLOSE THE FAIR VALUE OF THE WARRANTS ISSUED PURSUANT TO THE JUNE 15, 2007 AMENDMENT AND THE ASSUMPTIONS USED IN VALUING THE WARRANTS.

The Company has supplemented or revised its disclosure as follows:

“The loan agreement establishing the facility was amended effective June 15, 2007 to: (i) eliminate the ceiling (originally applicable to the facility based on a floor of $0.65 and a ceiling of $1.25 per share) and floor for the conversion of loan amounts to equity in the Company; (ii) permit the cashless exercise of warrants under the facility in lieu of an obligation to register the shares of capital stock underlying the warrants; and (iii) provide that with respect to advances under the facility after June 15, 2007, the warrant coverage was increased to 90.0009 shares of Series AA preferred stock (200,000 shares of common stock, on an as-converted basis, at an effective price of $0.45 per share) for each $100,000 of principal amount advanced; those lenders funding the facility on or before January 22, 2007 received a warrant to purchase up to 67.500675 shares of Series AA preferred stock for each $100,000 of monies advanced (150,000 shares of common stock, on an as-converted basis, at an effective price of $0.45 per share) for each $100,000 of principal amount advanced. In connection with the June 15, 2007 amendment, additional funding of $3.0 million was received and the Company issued 5,850,000 warrants. The Company has issued warrants to purchase an aggregate of 15,432,658 shares of its common stock under the Junior secured facility. The warrants issued as part of the Junior secured facility are subject to similar extension and registration rights as those granted to the purchasers in the Units offering described in the “Shareholders’ Equity” note. All of the warrants under the facility expire December 31, 2009.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants and the embedded derivatives as follows:

Initial Fair Value
Warrants issued on January 19, 2007	$7,569,592
Warrants issued with June 15, 2007 amendment	3,340,299
Embedded derivatives	7,368,944

Total debt discount	$18,278,835”

34.	PLEASE TELL US HOW THE SHORT-TERM NOTES ISSUED IN CONNECTION WITH THE AUGUST 2007 BRIDGE FACILITY ARE CLASSIFIED IN YOUR CONSOLIDATED BALANCE SHEETS AND IN THE DEBT TABLE ON PAGE 31. ALSO, PLEASE DISCLOSE THE DISCOUNT RELATED TO THE WARRANTS AND THE ASSUMPTIONS USED IN VALUING THE WARRANTS.

The Company has supplemented or revised its disclosure as follows:

“In August 2007, the Company established a short-term bridge facility authorizing the issuance of up to $1,000,000 of Units comprised of short-term promissory notes bearing interest at 12% per annum and maturing September 30, 2007, coupled with a warrant to purchase up to 125,000 shares of common stock for each $100,000 of notes funded. Each warrant is exercisable at $0.55 per share and expires December 31, 2010. At that time, two of the Company’s Directors purchased Units for a total of $150,000. In addition, two officers of the Company each purchased $50,000 of the Units and two investors purchased a total of $100,000 of Units. Collectively, the purchases of these Units resulted in the issuance of short-term notes in the principal amount of $350,000, plus warrants to purchase an aggregate of up to 437,500 shares of common stock. The purchasers of these units agreed to extend the maturity date until completion of the contemplated financing. The short-term bridge facility is unsecured. During the first quarter of 2008, each note was converted to common stock or paid in full. See the “Subsequent Events” note.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants as follows:

Initial Fair Value
Warrants	$205,211

Total debt discount	$205,211”

35.	PLEASE DISCLOSE THE PERTINENT RIGHTS AND PRIVILEGES OF THE SERIES A PREFERRED STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS ISSUED IN CONNECTION WITH THE 20/20 BRIDGE LOAN, INCLUDING DIVIDEND AND LIQUIDATION PREFERENCES, PARTICIPATION RIGHTS, CALL PRICES AND DATES, AND OTHER SIGNIFICANT TERMS. REFER TO SFAS 129.

Please see the response to Comment 21 above.

36. PLEASE TELL US HOW TO RECONCILE THE NUMBER OF WARRANTS ISSUED IN THE 20/20 BRIDGE LOAN AND CENTREPATH BRIDGE LOAN TRANSACTIONS TO THE AMOUNTS DISCLOSED IN THE DEBT TABLE ON PAGE 31. ALSO, PLEASE DISCLOSE THE FAIR VALUE OF THE WARRANTS AND THE ASSUMPTIONS USED IN VALUING THE WARRANTS ISSUED IN THE 20/20 BRIDGE LOAN, CENTREPATH BRIDGE LOAN, GCG BRIDGE LOAN, AND MANDATORY NOTE TRANSACTIONS.

In light of the response to Comment 9 above, the value allocated to the debt discount has changed. As such, the Company has supplemented or revised its disclosure as follows:

“Senior Secured Facility.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants as follows:

Initial Fair Value
Warrants issued on January 19, 2007	$1,827,966
Fair value increase for replacement warrants issued on October 31, 2007	533,580

Total debt discount	$2,361,546

Junior Secured Facility.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants and the embedded derivatives as follows:

Initial Fair Value
Warrants issued on January 19, 2007	$7,569,592
Warrants issued with June 15, 2007 amendment	3,340,299
Embedded derivatives	7,368,944

Total debt discount	$18,278,835

Short-term Bridge Note.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants as follows:

Initial Fair Value
Warrants	$205,211

Total debt discount	$205,211

20/20 Bridge Loan.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants and the embedded derivatives as follows:

Initial Fair Value
Warrants	$1,114,461
Embedded derivatives	6,604,212

Total debt discount	$7,718,673

CentrePath Bridge Loan.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants as follows:

Initial Fair Value
Warrants	$2,065,247

Total debt discount	$2,065,247

GCG Bridge Loan.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants as follows:

Initial Fair Value
Warrants	$983,124

Total debt discount	$983,124

Mandatory Notes.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants and the embedded derivatives as follows:

Initial Fair Value
Warrants	$1,354,961
Embedded derivatives	15,055,126

Total debt discount	$16,410,087”

37.	REGARDING THE REGISTRATION RIGHTS AGREEMENTS RELATED TO THE WARRANTS ISSUED WITH THE SENIOR SECURED FACILITY, JUNIOR SECURED FACILITY, AND BRIDGE LOANS, PLEASE PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 12 OF FSP EITF 00-19-2. IN ADDITION, TELL US HOW YOU DETERMINED THE AMOUNTS ACCRUED, IF ANY, AS OF DECEMBER 31, 2007. REFER TO PARAGRAPH 7 OF FSP EITF 00-19-2.

Registration rights penalties were incurred in conjunction with the failure to register the shares underlying the Senior secured facility, the Junior secured facility, and the January 2007 units offering. Those stock-based penalties were expensed as incurred. As of December 31, 2007, there were approximately 477,185 penalty shares with a value of $241,554 that were subject to accrual. This adjustment was not recorded at December 31, 2007 due to immateriality.

NOTE 7. WARRANTS, PAGE 33

38.	PLEASE DISCLOSE THE NUMBER AND WEIGHTED-AVERAGE EXERCISE PRICES OF WARRANTS OUTSTANDING AT THE BEGINNING AND END OF THE YEAR AND WARRANTS ISSUED, EXERCISED, OR CANCELLED DURING THE YEAR AND THE NUMBER AND WEIGHTED AVERAGE EXERCISE PRICE OF WARRANTS EXERCISABLE AT THE END OF THE YEAR.

The Company has supplemented or revised its disclosure as follows:

“At December 31, 2007 and 2006, the Company had 67,107,343 and 15,600,641 warrants outstanding, respectively, to purchase common stock. Certain warrants were originally issued as Series A preferred stock warrants, Series B preferred stock warrants, and Series AA preferred stock warrants. Under the terms of the warrant agreement, these preferred warrants automatically converted to warrants to purchase common stock of the Company (which became effective June 25, 2007) upon the approval of an amendment to the Company’s Articles of Incorporation authorizing 350,000,000 shares of common stock. These warrants were granted in connection with debt and equity offerings and in lieu of cash payments for services provided and are exercisable when issued. The warrants expire two to five years from date of issuance. In accordance with the terms of a registration penalty clause in the warrant agreement, the expiration date on 16,471,638 outstanding warrants was extended from December 31, 2008 to February 5, 2009. In addition, the exercise price of certain warrants was reduced as called for by anti-dilution provisions contained in the warrant agreement. The increase in fair value as a result of the modification in exercise prices was $2.0 million.

The table below summarizes the warrant expiration dates as of December 31, 2007:

Weighted Average Exercise Price	Range of Exercise Prices	Number of Warrants	Expiration Date
$0.331	$0.30-$0.39	45,548,240	2009
$0.356	$0.35-$0.36	675,000	2010
$0.576	$0.45-$0.70	7,884,103	2011
$0.263	$0.15-$0.50	13,000,000	2012

Total warrants outstanding		67,107,343

Warrant activity from December 31, 2005 through December 31, 2007 is as follows:

	Warrants (000)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value ($000)
Summary of warrant activity
Outstanding at December 31, 2005	1,301	$1.350	1.1
Warrants granted in connection with debt financing	13,000	0.478
Warrants granted for services received	2,100	0.682
Exercised	—	—
Forfeited/canceled	(801)	1.350

Outstanding at December 31, 2006	15,600	0.527	4.0
Warrants granted in connection with debt financing	23,799	0.419
Warrants granted in connection with equity financing	50,806	0.550
Warrants granted for services received	5,800	0.311
Exercised	(25,280)	0.532
Anti-dilution modification of warrant exercise price, old	(49,923)	0.513
Anti-dilution modification of warrant exercise price, new	49,923	0.329
Forfeited/canceled	(3,618)	0.615

Outstanding at December 31, 2007	67,107	$0.347	2.6	$20,539

The weighted average fair value of warrants issued is as follows:

	2007	2006
Warrants issued in connection with debt financing	$0.625	$0.457
Warrants issued in connection with equity financing	0.671	—
Warrants issued for services received	0.491	0.481

Warrants issued for all grants	$0.644	$0.461

The fair value of warrants issued is calculated using the Black-Scholes pricing model generally using the Company stock price on the date of the warrant grant as the warrant exercise price, the Company’s expected volatility, and the risk free interest rate matched to the warrants’ expected life. The Company does not anticipate paying dividends during the term of the warrants. The Company uses historical data to estimate volatility assumptions used in the valuation model. The expected term of warrants granted is derived from an analysis that represents the period of time that warrants granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at the time of grant.

	2007	2006
Weighted-average exercise price	$0.523	$0.449
Weighted-average volatility	100.2%	100.23%
Expected dividends	—	—
Expected term (in years)	2.5	4.2
Weighted-average risk-free interest rate	4.55%	4.70%

The total fair value of warrants issued and immediately exercisable in 2007 and 2006 was $51.7 million and $7.0 million, respectively. There were no warrants issued in 2005. Warrants expire on various dates through December 2012.

During 2007 and 2006, the Company issued warrants in conjunction with debt issuances, for advisory services, and as part of the preferred stock units offering. The total initial fair value of the warrants issued was as follows: debt issuances – $14.9 million and $5.9 million; advisory services – $2.8 million and $1.0 million; and preferred stock units offering – $34.0 million and zero, for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007, warrants issued for advisory fees during the year of $1.0 million are reported in prepaid expenses on the balance sheet and will be expensed during 2008.

In 2007, 25,279,502 warrants were exercised in conjunction with the Company’s offer disclosed in Form 8-K filings in October and November to reduce the exercise price to $0.15 per common share (compared with the weighted average exercise price of $0.532 per common share before the offer). The intrinsic value of warrants exercised was $4.6 million. Cash received from the exercise of warrants in 2007 was $3.8 million. In connection with this modification, the Company incurred a fair market value adjustment charge of $2.1 million, which is included in the “gain or loss on warrants and derivatives” in the statement of operations. There were no warrants exercised in 2006 or 2005. No tax liability or benefit has been recorded in connection with the warrant expenses due to the net loss carryforward position of the Company.”

NOTE 8. STOCK-BASED COMPENSATION, PAGE 34

39.	PLEASE DISCLOSE THE WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE OF EQUITY OPTIONS GRANTED FOR EACH YEAR PRESENTED AND THE AGGREGATE INTRINSIC VALUE AND WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM OF OPTIONS CURRENTLY EXERCISABLE. REFER TO PARAGRAPH A240(C)(1) AND A240 (D)(2) OF SFAS 123R.

The Company has supplemented or revised its disclosure as follows:

“The following table summarizes the activity under the stock option plan and other stock grants for the years ended December 31, 2007 and 2006:

	Shares (000)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value ($000)
Summary of option activity
Outstanding at December 31, 2005	1,525	$1.340
Granted	7,800	0.700
Exercised	—	—
Forfeited or expired	—	—

Outstanding at December 31, 2006	9,325	$0.810
Granted	52,813	0.310
Exercised	—	—
Forfeited/canceled	(1,430)	0.930

Outstanding at December 31, 2007	60,708	$0.383	9.6	$19,723

Exercisable at December 31, 2007	27,598	$0.357	9.6	$9,493

The weighted average grant-date fair value of options granted during the years ended December 31, 2007 and 2006 was $0.557 and $0.500, respectively. The Company estimates the fair value of stock option grants using the Black-Scholes pricing model. The Company used the following factors to calculate the fair value of stock option grants issued:

	2007	2006
Expected Volatility	90 - 143.0%	100.0%
Expected Life (in years)	5.0	5.0
Risk free interest rate	3.8 -4.5%	3.8%
No dividend payments are anticipated

There were no options exercised during the years ended December 31, 2007 and 2006.

For the years ended December 31, 2007 and 2006, the Company recognized compensation expense for stock option awards totaling $13.8 million and $1.8 million, respectively. No tax benefit has been recorded related to stock based compensation expense. At December 31, 2007, unrecognized compensation expense related to stock options totaled $17.8 million with a remaining weighted average amortization period of 2.7 years.”

NOTE 9. SHAREHOLDERS’ EQUITY, PAGE 36

40.	PLEASE DISCLOSE IF THE WARRANTS ISSUED IN CONNECTION WITH THE EQUITY FUNDING TRANSACTION WERE MODIFIED DUE TO DELAYS IN THE REGISTRATION OF THE SHARES OF COMMON STOCK UNDERLYING THE WARRANTS. PLEASE TELL US AND DISCLOSE HOW YOU ACCOUNTED FOR THE MODIFICATION, IF APPLICABLE. IN YOUR RESPONSE, PLEASE CITE THE AUTHORITATIVE LITERATURE THAT SUPPORTS YOUR ACCOUNTING TREATMENT.

The holders of the warrants issued in connection with the January 2007 units offering will be modified if the common shares underlying the warrants are not registered by the expiration date (i.e., January 19, 2009 for the $.45 warrants and January 19, 2010 for the $.65 warrants). If the shares underlying the warrants are not registered by that time, the Company will issue new warrants extending the expiration date by one year and will also permit cashless exercise of those warrants. There has been no modification nor accounting for the modification related to the extension of the warrants, nor the related cashless provision, as the event has not happened.

41.	PLEASE DISCLOSE THE FAIR VALUE OF THE WARRANTS ISSUED TO THE PLACEMENT AGENT OF THE UNIT OFFERING AND THE ASSUMPTIONS USED IN VALUING THE WARRANTS. IN ADDITION, IT APPEARS THAT THE ISSUANCE OF THE WARRANTS TO THE PLACEMENT AGENT SHOULD BE DISCLOSED AS A NON-CASH FINANCING ACTIVITY IN YOUR CONSOLIDATED STATEMENTS OF CASH FLOWS. PLEASE ADVISE.

The Company has supplemented or revised its disclosure as follows:

Note 10. Shareholders’ Deficit (As Restated).

“The placement agent and designees in connection with the Units financing received warrants, with a fair value of $2.9 million, to purchase 1995.4 shares of Series AA preferred stock (4,434,186 shares of common stock, on an as-converted basis), with one half of the warrants expiring December 31, 2008 and exercisable at $0.45 per share (on an as-converted to common stock basis) and one half expiring December 31, 2009 and exercisable at $0.65 per share (on an as-converted to common stock basis) in connection with the initial equity closing on January 19, 2007.”

Note 7. Warrants (As Restated).

“The weighted average fair value of warrants issued is as follows:

	2007	2006
Warrants issued in connection with debt financing	$0.625	$0.457
Warrants issued in connection with equity financing	0.671	—
Warrants issued for services received	0.491	0.481

Warrants issued for all grants	$0.644	$0.461

The fair value of warrants issued is calculated using the Black Scholes pricing model generally using the Company stock price on the date of the warrant grant as the warrant exercise price, the Company’s expected volatility, and the risk free interest rate matched to the warrants’ expected life. The Company does not anticipate paying dividends during the term of the warrants. The Company uses historical data to estimate volatility assumptions used in the valuation model. The expected term of warrants granted is derived from an analysis that represents the period of time that warrants granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at the time of grant.

	2007	2006
Weighted-average exercise price	$0.523	$0.449
Weighted-average volatility	100.2%	100.23%
Expected dividends	—	—
Expected term (in years)	2.5	4.2
Weighted-average risk-free interest rate	4.55%	4.70	%”

42.	PLEASE DISCLOSE THE FAIR VALUE OF THE WARRANTS ISSUED TO CONSULTANTS AND DIRECTORS AND THE ASSUMPTIONS USED IN VALUING THE WARRANTS.

Please see the response to Comment 43 below.

NOTE 10. RELATED PARTIES, PAGE 37

43.	PLEASE DISCLOSE THE DOLLAR AMOUNTS OF EACH TRANSACTION FOR EACH YEAR PRESENTED. FOR EXAMPLE, PLEASE DISCLOSE THE FAIR VALUE OF WARRANTS ISSUED TO BOARD MEMBERS AND OTHER RELATED PARTIES AND THE AMOUNT OF SHORT-TERM BRIDGE NOTES RECEIVED AND REPAID FOR EACH RELATED PARTY. REFER TO SFAS 57.

The Company has supplemented or revised its disclosure as follows:

Note 11. Related Parties (As Restated).

“During 2006, the Company had a $100,000 unsecured note payable to Momentum Capital, LLC, whose principals were Board members and senior executives of the Company in 2006. One of these senior executives provided an additional $30,000 demand note to the Company on June 14, 2006. The Company issued a total of 40,700 stock warrants to these individuals during 2006 at an exercise price of $.70 per share and fair value of $20,016 in conjunction with these loans. The notes payable was repaid as of December 31, 2006.

Additionally, a Board member who was a former senior executive provided numerous short-term bridge notes during 2006. Each of these notes was repaid. The Company issued 150,000 warrants to this individual during 2006 at an exercise price of $.50 per share and fair value of $73,425 in conjunction with these loans.

As part of a short-term bridge financing with the Company during 2006, the Company issued a total of 25,700 stock warrants to a Board member at an exercise price $.70 per share and fair value of $12,639, which expire on December 31, 2011. The short term bridge financing were repaid in 2006.

Two current members and one former member of the Company’s Board of Directors lent a total of $418,000, plus accrued interest, to the Company as part of the short-term secured financing completed by the Company during 2006. These balances were transferred from secured debt of 20/20 at the time of acquisition to secured short-term note payables of the Company. The loans bore interest at a rate of 18% and matured on January 6, 2007. Additionally, as part of the secured loan agreement, these individuals were issued stock warrants to ultimately purchase 156,611 shares of common stock at an exercise price of $0.50 per share. These warrants had a fair value of $76,661 and expire on August 24, 2009. Additionally, the Company’s former chairman of the Board of Directors had a total of $468,000 of principal secured debt with 20/20 prior to the acquisition. As part of the acquisition of 20/20, a portion of this secured debt was paid to him including $231,000 of principal and $29,000 of accrued interest. On January 19, 2007, the two current and one former member of the Company’s Board of Directors were all repaid the principal and interest amounts owed totaling $445,000.

As part of the acquisition of 20/20, two members of the Board had preferred stock of 20/20 converted into the equivalent of 2,087,556 shares of the Company’s common stock valued at $1,419,538.

One Board member, who also served as Chief Executive Officer, had a $150,000 unsecured note payable with 20/20, bearing interest at a rate of 8%. This debt was assumed as part of the acquisition of 20/20. This note was repaid January 19, 2007.

In connection with the acquisition of 20/20, the former Chairman of the Board was issued warrants to purchase 89.9 shares of Series A preferred stock (representing 99,942 shares of common stock on an as-converted basis) exercisable at $1,000 per share ($0.45 per share on an as-converted to common stock basis) in conjunction with inducements to convert portions of the 20/20 secured debt into secured debt of the Company. These warrants had a fair value of $49,611 and expire on August 24, 2011.

In connection with the acquisition of CentrePath and Global Capacity, the Company issued two short-term bridge notes bearing interest at a rate of 8%. Of this amount, the Company’s then Chief Executive Officer and its now former Chairman of the Board lent $2.0 million each and in turn received stock warrants to purchase 1,123.0 Series AA preferred shares (2,000,000 common shares, on an as-converted basis) and 464.6 Series AA preferred stock (1,032,500 common shares, on an as-converted basis), respectively. The Company’s then Chief Executive Officer received an additional warrant to purchase 450.0 AA preferred shares (1,000,000 common shares, on an as-converted basis) for putting $1.0 million at risk in connection with the completion of the acquisition of CentrePath at a time when the remaining financing for the acquisition of CentrePath had not been committed. The Company’s then Chief Executive Officer was not paid any cash compensation related to his investment in the Company. The above-mentioned stock warrants have an exercise price of $1,000 per Series AA preferred shares ($0.45 per share of common stock, on an as-converted basis), had a fair value of $1,690,827 and expiring on December 31, 2009. In addition, the former Chairman of the Board of Directors was also paid $280,000 for providing personal guarantees and pledging his own collateral to secure bridge loans in the amount of $3.7 million.

During 2006, the Board issued a total of 2,330,000 of stock warrants at an exercise price of $.70 per share and had a fair value of $1,145,894 to board members and several members of the senior management in conjunction with past services to the Company. These warrants all have a five-year life and expire on September 14, 2011.

During 2006, two of the Company’s Board members, who also served as executive officers were each paid annual salaries of $87,500. The Board of Directors also agreed to pay each of these individuals $50,000 upon their termination. In addition, they each had earned total cash compensation of $211,500 during 2006 in connection with the arrangement of the bridge note financing and associated transactions.

During 2006, two of the Company’s Board members, who also served as executive officers, were issued warrants to purchase 33.8 shares of Series AA preferred stock (75,000 shares of common stock on an as-converted basis) each as part of securing the various short terms notes. The stock warrants have an exercise price of $1,000 per Series AA preferred share ($0.45 per share of common stock on an as-converted basis), had a fair value of $31,448, and expire on December 31, 2009.

In connection with the financing services performed for the second quarter of 2007, the Company agreed to compensate two current Board members each a sum of $17,000 plus warrants to purchase 20,555 shares of common stock, with one half at an exercise price of $0.45 per share expiring on December 31, 2008 and the other half at an exercise price of $0.65 per share. The warrants had a fair value of $21,165. In connection with financing services performed in the third quarter of 2007, the Company agreed to compensate the same Directors $8,500 each.

In August 2007, the Company established a short-term bridge facility authorizing the issuance of up to $1,000,000 of Units comprised of short-term promissory notes bearing interest at 12% per annum and maturing September 30, 2007, coupled with a warrant to purchase up to 125,000 shares of common stock for each $100,000 of notes funded; the warrants are exercisable at $0.55 per share and expire December 31, 2010. During the month, two of the Company’s Directors purchased Units for a total of $150,000. In addition, two officers of the Company each purchased $50,000 of the Units and two investors purchased a total of $100,000 of Units. Collectively, the purchases of these Units resulted in the issuance of short-term notes in the principal amount of $350,000 in the aggregate, and warrants with a fair value of $205,211 to purchase an aggregate of up to 437,500 shares of common stock. The purchasers of these units agreed to extend the maturity date until the next financing was completed. The short-term bridge facility is unsecured.

In September 2007, the Company entered into an advisory agreement with Aequitas Capital Management, Inc., (Aequitas), an investor. In connection with this advisory agreement, Aequitas was issued a warrant to purchase 3,000,000 shares of common stock at $0.15 per share with a fair value of $1,698,174. In October 2007, Aequitas exercised 2,030,890 of its warrants related to previous financing. On December 19, 2007, two affiliates of Aequitas funded $2.0 million under the Junior secured facility and were issued warrants to purchase 4,000,000 shares of common stock at $0.30 per share with a fair value of $2,351,682. In addition, an affiliate of Aequitas purchased $4,000,000 shares of common stock issued by the Company at $0.15 per share. In connection with the funding, Aequitas was paid a transaction fee of $0.1 million. In addition, the Company paid Aequitas $0.3 million for advisory services related to the Company’s equity offering and warrant exercise program, inter alia. During the first quarter of 2008, pursuant to the completed private placement of $19.0 million of securities, the Company paid Aequitas an advisory fee of $0.4 million.

In November 2007, the Company entered into an advisory agreement with Capstone Investments Inc., (“Capstone”), an investor. In connection with this advisory agreement, Capstone was issued warrants to purchase 2,500,000 shares of common stock at $0.50 per share with a fair value of $1,023,910. During the first quarter of 2008, pursuant to the completed private placement of $19.0 million of securities, the Company paid Capstone an advisory fee of $1.3 million and issued warrants to purchase 2,660,000 shares of common stock at $0.73 per share with a fair value of $1,476,085 exercisable for five years.

Effective November 30, 2007, the Company entered into a final severance and release agreement with its former CEO. This agreement includes a mutual release that provides for the abandonment of all unpaid severance with respect to the former CEO’s employment agreement in consideration for the issuance of 2,000,000 shares of common stock on January 15, 2008. The fair value of the shares issued to the former CEO was $300,000, which was charged to compensation expense for the year ended 2007. In addition, warrants to purchase 1,000,000 shares of the Company’s common stock that had been issued as part of the former CEO’s investment in the Company’s Units offering that was consummated on January 19, 2007 were extinguished. Also, warrants to purchase 1,500,000 shares of the Company’s common stock issued as part of the CentrePath bridge loan were exchanged for substantially identical warrants except that 1,000,000 of the 1,500,000 shares purchasable under the new warrants will have cashless exercise rights.”

44.	PLEASE DISCLOSE WHETHER YOU CAPITALIZED OR EXPENSED THE ADVISORY FEES AND RELATED WARRANTS ISSUED TO AEQUITAS AND CAPSTONE. ALSO, TELL US YOUR BASIS IN GAAP FOR YOUR ACCOUNTING CITING RELEVANT AUTHORITATIVE LITERATURE.

Aequitas entered into an advisory agreement in September 2007 with the Company which included a provision for a warrant to acquire 3,000,000 shares of common stock would be issued by the Company to Aequitas upon the consummation of a transaction providing in all events that such issuance shall be contingent upon at least $2,000,000 being provided or arranged by Aequitas or its designees. The warrants were valued under the Black-Scholes Method and expensed.

In November 2007, the Company entered into an advisory agreement with Capstone Investments, Inc. and issued a warrant to purchase 2,500,000 shares of common stock. The fair value of the warrants was set up as a prepaid expense and is being amortized over the life of the agreement.

In connection with the March 2008 funding, the Company issued to Capstone a warrant to purchase 2,660,000 shares of common stock. The warrants were valued under the Black Scholes Method and capitalized.

The basis for the Company’s transactions is found in Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. Per paragraphs 148 and 149 in the “Recognition, Matching, and Allocation” section, some costs that cannot be directly related to particular revenues are incurred to obtain benefits that are exhausted in the period in which the costs are incurred. However, many assets yield their benefits to an entity over several periods (e.g., prepaid insurance). Expenses resulting from their use are normally allocated to the periods of their estimated useful lives (i.e., the periods over which they are expected to provide benefits).

Please see the response to Comment 43 above for further information.

45.	PLEASE TELL US HOW YOU ACCOUNTED FOR THE TRANSACTIONS UNDER THE TERMS OF THE FINAL SEVERANCE AND RELEASE AGREEMENT WITH YOUR FORMER CEO, CITING THE ACCOUNTING LITERATURE YOU APPLIED. ALSO, REVISE YOUR DISCLOSURE TO CLARIFY THE EFFECT OF THE AGREEMENT ON YOUR FINANCIAL STATEMENTS.

The final agreement with the former CEO consisted of three events:

•	The issuance of two million shares of common stock, which was accounted for via a debit to “Compensation” and a credit to “Common Stock” and “APIC;”

•	The extinguishment of one million warrants issued as part of the January 19, 2007 Units Offering, which was recorded by a debit to “APIC (Warrants)” and a credit to “APIC (Common Stock)”; and

•

The exchange of 1.5 million warrants issued as part of the CentrePath bridge loan for substantially identical warrants. The modification of the cashless feature was determined to not effect the valuation of the warrants; therefore, no adjustment was recorded.

The following pronouncements were considered in connection with the above transactions:

•	Statement of Financial Accounting Standard 123R, Shared-Based Payment (revised 2004) (SFAS 123(R)); and

•	Accounting Principles Board Opinions (APB) No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.

The Company has supplemented or revised its disclosure as follows:

“Effective November 30, 2007, the Company entered into a final severance and release agreement with its former CEO. This agreement includes a mutual release that provides for the abandonment of all unpaid severance with respect to the former CEO’s employment agreement in consideration for the issuance of 2,000,000 shares of common stock on January 15, 2008. The fair value of the shares issued to the former CEO was $300,000, which was charged to compensation expense for the year ended 2007. In addition, warrants to purchase 1,000,000 shares of the Company’s common stock that had been issued as part of the former CEO’s investment in the Company’s Units offering that was consummated on January 19, 2007 were extinguished. Also, warrants to purchase 1,500,000 shares of the Company’s common stock issued as part of the CentrePath bridge loan were exchanged for substantially identical warrants except that 1,000,000 of the 1,500,000 shares purchasable under the new warrants will have cashless exercise rights.”

NOTE 14. SEGMENT REPORTING AND GEOGRAPHIC AREA INFORMATION, PAGE 41

46.	REFERENCE IS MADE TO YOUR DISCLOSURE OF PRODUCTS AND SERVICES ON PAGE TWO. PLEASE DISCLOSE REVENUES FOR EACH PRODUCT AND SERVICE OR EACH GROUP SIMILAR PRODUCTS AND SERVICES FOR EACH YEAR PRESENTED UNLESS IT IS IMPRACTICABLE TO DO SO. IF PROVIDING THE INFORMATION IS IMPRACTICABLE, PLEASE DISCLOSE THAT FACT AND EXPLAIN TO US WHY DISCLOSING THE INFORMATION IS IMPRACTICABLE. REFER TO PARAGRAPH 37 OF SFAS 131.

The Company has supplemented or revised its disclosure as follows:

“Within the Company’s one operating segment, revenues generated from Optimization Solutions totaled $7.5 million and $1.2 million for the years ended December 31, 2007 and 2006, respectively, which represents professional services, remote network management services, and the use of automated pricing software, while Connectivity Solutions revenues totaled $9.7 million and $0.4 million for the years ended December 31, 2007 and 2006, respectively, from the design, delivery, and management of networks.”

ITEM 8A(T).	CONTROLS AND PROCEDURES, PAGE 43

47.	PLEASE INCLUDE AN EXPLICIT STATEMENT WHETHER OR NOT INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF THE END OF THE YEAR IS EFFECTIVE. PLEASE NOTE THAT YOU ARE PRECLUDED FROM CONCLUDING THAT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING IS EFFECTIVE IF THERE ARE ONE OR MORE MATERIAL WEAKNESSES. REFER TO PARAGRAPH (A)(3) OF ITEM 308T OF REGULATION S-B AND PARAGRAPHS 162-164 OF PCAOB AUDITING STANDARD NO.2.

The Company has supplemented or revised its disclosure as follows:

“Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and includes controls and procedures designed to ensure that information required to be disclosed in these reports is accumulated and communicated to our management, as appropriate to allow timely decisions regarding the required disclosure.”

EXHIBITS 31.1 AND 31.2

48.	PLEASE REVISE TO INCLUDE THE INTRODUCTORY LANGUAGE IN PARAGRAPH 4 AND PARAGRAPH 4(B) REFERRING TO INTERNAL CONTROL OVER FINANCIAL REPORTING. REFER TO OF ITEM 601(B)(31) OF REGULATION S-B.

The Company has supplemented or revised Item 4 and Item 4(b) of Exhibits 31.1 and 31.2 as follows:

“4. The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

…

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;”

FORM 10-QSB FOR QUARTERLY PERIOD ENDED MARCH 31, 2008

49.	PLEASE ADDRESS THE COMMENTS ABOVE TO THE EXTENT APPLICABLE.

Similar treatment is given to the Comments with respect to the March 31, 2008 report. As the responses above include a restatement of information prior to the first quarter of 2008, Form 10-QSB/A for that period will reflect the supplements and revisions, as necessary.

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS, PAGE 3

50.	GIVEN THE CLASSIFICATION OF WARRANTS AND EMBEDDED CONVERSION OPTIONS AS LIABILITIES, PLEASE TELL US YOUR CONSIDERATION OF CLASSIFYING OUTSTANDING STOCK OPTIONS AS LIABILITIES. REFER TO PARAGRAPHS 29-35 AND A230 – A231 OF SFAS 123R.

The stock options that were outstanding do not appear to qualify for liability classification based on the following professional guidance regarding stock options.

SFAS 123R states:

“Unless paragraphs 30-35 of this statement require otherwise, an entity shall apply the classification criteria of paragraph 8-14 of Statement 150, as they are effective at the reporting date, in determining whether to classify as a liability a freestanding financial instrument given to an employee in a share-based payment transaction.”

Paragraphs 30-35 of SFAS 123R do not require liability accounting as there is no repurchase feature to the Company’s stock options and there is no prevention of exercise from the Company (paragraph 31), the underlying shares are classified as equity and there are no provisions to cash-settle the awards (paragraph 32 and 34), and the awards are service awards (paragraph 33).

Paragraphs 8-14 of SFAS 150 do not require liability accounting as the stock options are not mandatorily redeemable (paragraphs 9-10), do not represent an obligation by the Company to repurchase equity shares (paragraphs 11), and do not represent an obligation to issue a variable amount of shares (paragraph 12).

Further, EITF 00-19 specifically excludes stock options from its scope in paragraph 3:

“… (EITF 00-19) does not address the accounting for contracts that are issued (a) to compensate employees.”

CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT), PAGE 4

51.	REFERENCE IS MADE TO THE BENEFICIAL CONVERSION FEATURE OF THE CONVERTIBLE SERIES AA PREFERRED STOCK RECOGNIZED DURING THE YEAR ENDED DECEMBER 31, 2007. WE NOTE THAT YOU DID NOT RECOGNIZE THE BENEFICIAL CONVERSION FEATURE OF THE CONVERTIBLE SERIES AA PREFERRED STOCK ISSUED DURING THE QUARTER ENDED MARCH 31, 2007. PLEASE ADVISE.

After issuance, it was determined that a beneficial conversion feature should have been recorded in the first quarter financial statements based on the terms of the Junior secured debt. Not recording the beneficial conversion feature at that time resulted in the following condition:

Interest expense was understated by $271,443

Junior Secured Debt (net of debt discount) was overstated by $2,519,448

APIC was understated by $2,790,890

Based on the materiality and nature of the effect of the unrecorded adjustment, management determined that the interim report would stand and the treatment be revisited in subsequent periods.

The 2007 financial statements were restated as the stock warrants convertible into common shares (or equivalents) that were issued in previous periods, the stock warrants convertible into Series AA shares issued, the embedded conversion features in convertible debt, and the Series B convertible preferred stock meet the criteria for liability accounting based on EITF 00-19. The issue raised in this Comment is obviated by the restatement.

52.	PLEASE TELL US THE DATE(S) OF THE CASHLESS EXERCISE OF WARRANTS DURING THE QUARTER ENDED MARCH 31, 2008. IF APPLICABLE, ALSO TELL US HOW YOU ACCOUNTED FOR THE WARRANT LIABILITY UPON THE EXERCISE OF THE WARRANTS AND THE BASIS IN GAAP FOR YOUR ACCOUNTING TREATMENT CITING THE AUTHORITATIVE LITERATURE APPLIED. REFER TO EITF 00-19.

In conjunction with the restatement, which requires liability accounting for warrants beginning in September 2006, the accounting for the cashless exercise of warrants (as previously reported) was reversed and those warrants exercised were accounted for as a reduction to the warrant liability upon exercise.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS, PAGE 8

53.	PLEASE TELL US THE NATURE OF NON-CASH ISSUANCES OF COMMON STOCK DURING THE THREE MONTHS ENDED MARCH 31, 2008. ALSO TELL US HOW THE TRANSACTION(S) ARE PRESENTED IN THE CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT).

The Company elected to allow a cashless exercise method for its option holders. A holder may elect to exercise all or any portion of their options in this method. Under the cashless provision, the holder exercises the desired number of options but, in lieu of cash payment by the holder for the exercise price, the Company buys back from the holder the number of Company shares (at market value) to recover the exercise price. The market value of the shares purchased by the Company is based on a ten-day trailing average market price.

Within the Statement of Shareholders’ Equity, common shares outstanding are increased by the net shares retained by the option holder, common stock is increased for the par value of the net shares retained by the option holder, and additional paid-in capital is reduced for the par value of the net shares retained by the option holder.

NOTES TO INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS, PAGE 9

NOTE 4. DEBT, PAGE 13

54.	PLEASE TELL US HOW YOU ACCOUNTED FOR THE EXTINGUISHMENT OF THE SENIOR SECURED DEBT AND REMAINING SUBORDINATED DEBT AND REMAINING SUBORDINATED DEBT UPON ISSUANCE OF THE DEBENTURES. IN DOING SO, PLEASE DISCUSS YOUR CONSIDERATION OF THE INTRINSIC VALUE OF THE CONVERSION OPTIONS AT THE EXTINGUISHMENT DATES. IN YOUR RESPONSE, PLEASE ALSO ADDRESS THE REQUIREMENTS OF PARAGRAPH 16 OF SFAS 140, APB 26, AND EITF 00-27 TO THE EXTENT APPLICABLE.

The extinguishment of the Senior and Junior secured debt was accounted for by expensing the remaining debt discount on the date of the settlement through interest expense. The cash paid to settle the debt was equal to the carrying value of the debt on the date of settlement and no gain or loss was recorded.

Pursuant to issue 12(b) of EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, a portion of the beneficial conversion feature of the Junior secured debt (N.B., there was no conversion feature on the Senior secured) should have been allocated at the settlement date to Additional Paid-in Capital. Issue 12(b) states:

“The Task Force reached a tentative conclusion that Issue 98-5 does not provide for a different measurement of the amount of the reacquisition price that is allocated to the reacquisition of the conversion option if the intrinsic value of the conversion option is greater at the extinguishment date than the amount measured at the commitment date. In other words, the amount of the reacquisition price allocated to the conversion option is always calculated based on the option’s intrinsic value at the extinguishment date, which could result in a reduction in additional paid-in capital that exceeds the amount recorded in additional paid-in capital for the beneficial conversion option when the instrument was issued.”

In conjunction with the restatement based on the treatment of the warrants and the conversion features of the Junior secured debt as a liability (see response to Comment 9 above), the intrinsic portion of the conversion feature will not have to be analyzed at settlement date. The fair value of the conversion option on the Junior secured debt were recorded as part of the calculation of the gain or loss on extinguishment of the debt pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (as amended).

55.	PLEASE DISCLOSE THE FAIR VALUE OF THE WARRANTS ISSUED TO CAPSTONE INVESTMENTS AND AEQUITAS CAPITAL MANAGEMENT AND THE ASSUMPTIONS USED IN VALUING THE WARRANTS.

The Company has supplemented or revised its disclosure as follows:

NOTE 5. Warrants (As Restated).

“The weighted average fair value of warrants issued is as follows:

	March 31, 2008	December 31, 2007
Warrants issued in connection with debt financing	$0.556	$0.606
Warrants issued in connection with equity financing	$—	$0.675
Warrants issued for services received	$0.556	$0.502
Weighted average fair value all grants issued in the year	$0.556	$0.641

The fair value of warrants issued is calculated using the Black Scholes pricing model generally using the Company stock price on the date of the warrant grant as the warrant exercise price, the Company’s expected volatility and the risk free interest rate matched to the warrants’ expected life. The Company does not anticipate paying dividends during the term of the warrants. The Company uses historical data to estimate volatility and assumptions used in the valuation model. The expected term of warrants granted is derived from an analysis that represents the period of time that warrants granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at the time of grant.

	March 31, 2008	December 31, 2007
Weighted-average exercise price	$0.730	$0.530
Weighted-average volatility	161.0%	100.0%
Expected dividends	—	—
Expected term (in years)	5.0	2.5
Weighted-average risk-free interest rate	2.46%	4.56%

The total fair value of warrants issued and immediately exercisable during the periods ending March 31, 2008 and 2007, respectively, was $12.0 million and $43.8 million. The warrants expire on various dates through March 2013.

During the quarters ended March 31, 2008 and 2007, the Company issued warrants in conjunction with debt issuances, for advisory services and as part of the preferred stock units offering. The total initial fair value of warrants issued was as follows: debt issuances – $10.5 million and $10.8 million; advisory services – $1.5 million and zero; and preferred stock units offering – zero and $33.1 million, for the quarters ended March 31, 2008 and 2007, respectively. At March 31, 2007, warrants issued for advisory fees during the year of $1.1 million, are reported in prepaid expenses on the consolidated balance sheet and will be expensed during 2008.”

NOTE 9. Related Parties (As Restated).

“In September 2007, the Company entered into an advisory agreement with Aequitas Capital Management, an investor. During the first quarter of 2008, pursuant to the completed private placement of $19.0 million of securities, the Company paid Aequitas an advisory fee of $0.4 million. On February 12, 2008, Aequitas received a total of 6,086,398 shares of the Company’s common stock upon conversion of the principal and accrued interest owed to it with respect to the Junior Secured Facility.

In November 2007, the Company entered into an advisory agreement with Capstone Investments, an investor. During the first quarter of 2008, pursuant to the completed private placement of $19.0 million of securities, the Company paid Capstone an advisory fee of $1.3 million and issued warrants to purchase 2,660,000 shares of common stock at $0.73 per share with an initial fair value of $1.5 million, exercisable for five years.”

56.	YOU DISCLOSE IN NOTE 6 THAT THE CONVERSION FEATURES OF THE DEBENTURES ARE CONSIDERED EMBEDDED DERIVATIVES. HOWEVER, IT DOES NOT APPEAR THAT THE DISCOUNT RELATED TO THE EMBEDDED CONVERSION FEATURES IS PART OF THE UNAMORTIZED DISCOUNT DISCLOSED IN THE TABLE OF DEBT ON PAGE 15. PLEASE ADVISE.

The Company has supplemented or revised its disclosure as follows:

NOTE 4. Debt (As Restated).

“Debentures. On March 11, 2008, the Company completed a private placement of $19.0 million of securities (“Purchase Agreement”) with a number of investors (“Purchasers”). The securities comprise (i) variable rate senior secured convertible debentures (“Debentures”) in an aggregate principal amount of $19.0 million, convertible into common stock of the Company at $0.50 per share (the “Conversion Price”); representing 38 million shares of common stock on an as-converted basis; and (ii) one warrant per Debenture, providing a right to purchase 50% of the number of shares of common stock purchasable with the original principal amount of the Debentures, at a price of $0.73 per share and having a term ending five years from the closing date. The Conversion price on all Debentures still outstanding 210 days after the closing shall be reset to 90% of the volume weighted average price for the five trading days immediately prior to such date – if such amount is lower than $0.50 per share. The Conversion price can also be reset for (i) forward and reverse splits and other extraordinary transactions and (ii) a full ratchet clause which effectively lowers the purchase price to the lowest price at which there is any subsequent placement of the Company’s common stock (or common stock equivalents).

Proceeds pursuant to the Agreement, net of $1.7 million of advisory fees paid to Capstone Investments and Aequitas Capital Management, were used to extinguish the Senior Secured debt as well as all remaining subordinated debt that had not been converted to equity prior to the execution of the Purchase Agreement. These outstanding balances were $6.6 million and $2.0 million, respectively, at the closing date. The remaining proceeds were retained for working capital purposes. In addition to the cash paid fees, the Company issued to Capstone a warrant to purchase 2,660,000 shares of common stock. Such Warrant contains substantially similar terms and conditions (including exercise price and expiration date) to the Warrants issued to the Purchasers and described below, but does not carry registration rights.

The Debentures mature five years from the closing date. Each Debenture contains a 5% coupon for the first two years and a 10% coupon for the last three years. The coupon shall be paid quarterly in arrears and may, at the Company’s option, be paid in cash or in shares of common stock pursuant to certain prescribed calculations to determine value. A late fee of 16% per annum is payable with respect to any late payments.

During the first year, the Company will have the right to call up to 25% of the Debentures outstanding at 105% of their stated value (plus all interest that would have accrued on the prepaid amount were the Debentures held to maturity). In the second year, the Company may call up to 100% of the Debentures upon tender of the full amount owing with respect to the Debentures (plus all interest that would have accrued on the prepaid amount were the Debentures held to maturity), provided the Company is in compliance with all of its obligations under the Debentures. The Debentures are subject to a number of other restrictions, conditions, sanctions, and negative covenants. The Debentures are convertible from time to time at the option of their holders at the Conversion Price of $0.50 per share, subject to certain adjustments.

The Purchase Agreement calls for the issuance of Warrants comprising the right to purchase up to 50% of the shares issuable per the Debentures (19 million shares of common stock in the aggregate for all of the Warrants) at an exercise price of $0.73 per share (subject to adjustment as discussed below). The Warrants expire five years from the closing date and may be exercised for cash or on a cashless basis and are subject to certain other conditions.

Using the Black-Scholes pricing model, the Company allocated the debt proceeds to the warrants and the embedded derivatives as follows:

Initial Fair Value
Warrants	$10,543
Embedded derivatives	11,141

Total debt discount	$21,684

The initial fair value of the warrants and embedded derivatives exceeded the proceeds from the Debentures by $92.6 million, which was recognized immediately as interest expense.”

NOTE 5. STOCK WARRANTS, PAGE 16

57.	PLEASE TELL US HOW YOU ACCOUNTED FOR THE OCTOBER 2007 MODIFICATIONS OF OUTSTANDING STOCK WARRANTS CITING THE AUTHORITATIVE LITERATURE YOU APPLIED. ALSO, TELL US WHY THE WARRANT MODIFICATIONS ARE NOT DISCLOSED IN YOUR FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007 OR OTHERWISE ADVISE. IN ADDITION, PLEASE DISCLOSE THE EFFECT OF THE MODIFICATIONS ON YOUR RESULTS OF OPERATIONS.

Please see the response to Comment 38 above.

NOTE 8. SHAREHOLDERS’ EQUITY, PAGE 18

58.	PLEASE TELL US HOW YOU ACCOUNTED FOR THE MODIFICATIONS TO THE WARRANTS DISCLOSED IN THE LAST PARAGRAPH ON PAGE 18. IN DOING SO, CITE THE AUTHORITATIVE LITERATURE YOU APPLIED. IN ADDITION, PLEASE DISCLOSE THE EFFECT OF THE MODIFICATIONS ON YOUR RESULTS OF OPERATIONS.

Please see the response to Comment 29 above.

59.	BASED ON YOUR DISCLOSURE IN THE LAST PARAGRAPH, IT APPEARS THAT CERTAIN STOCK OPTIONS WERE EXERCISED AT TEN-DAY TRAILING AVERAGE MARKET PRICES. PLEASE TELL US HOW YOU ACCOUNTED FOR THESE OPTIONS AND THE BASIS IN GAAP FOR YOUR ACCOUNTING TREATMENT. IN DOING SO, CITE THE AUTHORITATIVE LITERATURE YOU APPLIED.

These options were exercised at the stated exercise price through the cashless conversion feature. The ten-day trailing average market price was disclosed solely to provide context of the market price information on the date of exercise.

The Company has supplemented or revised its disclosure as follows:

“During the first quarter of 2008, the Company issued 804,626 of common shares pursuant to the cashless conversion of options. The exercise price of the options converted was $0.185. The market price of the common stock during the period these options were exercised was $0.616. The Company also issued 2,358,506 of common shares related to the cashless conversion of warrants. The exercise price of the warrants was between $0.30 and $0.45. The market price of the common stock during the period these warrants were exercised was between $0.656 and $0.630.”

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS, PAGE 22

60.	PLEASE DISCLOSE THE REASONS FOR THE CHANGE IN DEPRECIATION AND AMORTIZATION AND INTEREST EXPENSES BETWEEN PERIODS. PLEASE REFER TO ITEM 303 OF REGULATION S-B.

The Company has supplemented or revised its disclosure as follows:

“Depreciation and amortization decreased by $0.4 million for the three months ended March 31, 2008 as compared to the three months end March 31, 2007. This decrease was due primarily to lower depreciation resulting from the sale of certain fixed assets during 2007.”

and

“Results for the three months ended March 31, 2008 reflect interest of $11.6 million, a decrease of $18.0 million over the three months ended March 31, 2007. During the quarters ended March 31, 2008 and 2007, interest expense includes $10.1 million and $24.6 million related to the amortization of the fair value assigned to the warrants issued with debt, respectively. Weighted average interest rate was 8.0% and 12.5% for the three months ended March 31, 2008 and 2007, respectively.”

ITEM 3(T).	CONTROLS AND PROCEDURES, PAGE 24

61.	PLEASE REVISE YOUR DISCLOSURE IN THE SIXTH FULL PARAGRAPH ON PAGE 25 TO DISCLOSE CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE QUARTER ENDED MARCH 31, 2008 THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. REFER TO ITEM 308T(B) OF REGULATION S-B.

There were no new changes in internal controls for the quarter ended March 31, 2008; however, the changes noted in the 2007 Annual Report have not been fully resolved and may continue to materially affect the Company’s internal control over financial reporting. As a result, the Company is continuing to disclose the issue.

The Company has supplemented or revised its disclosure as follows:

“As described below, there were changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2007 that did materially affect, or were reasonably likely to materially affect, our internal control over financial reporting. As of March 31, 2008, these changes in our internal control over financial reporting continue to materially affect, or are reasonable likely to materially affect, our internal control over financial reporting.

Late in 2006, we completed our acquisitions of 20/20, Magenta, CentrePath, and GCG. Since these entities had limited resources for processing accounting information and financial reporting, we concluded a material weakness existed at that time related to proper segregation of duties at those locations. In the fourth quarter of 2007 and the first quarter of 2008, we continued our integration of existing accounting systems and processes by means of centralization and additional staffing. In the fourth quarter of 2007 we initiated new risk assessment and documentation standards.”

EXHIBITS 31.1 AND 31.2

62.	PLEASE REVISE TO INCLUDE THE INTRODUCTORY LANGUAGE IN PARAGRAPH 4 AND PARAGRAPH 4(B) REFERRING TO INTERNAL CONTROL OVER FINANCIAL REPORTING. REFER TO OF ITEM 301 (B)(31) OF REGULATION S-B.

The Company has supplemented or revised Item 4 and Item 4(b) of Exhibits 31.1 and 31.2 as follows:

“4. The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

…

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;”

~ ~ ~ ~ ~

Mr. Adam Phippen

February 27, 2009

In response to the Staff’s request in your letter dated May 23, 2008, Capital Growth Systems, Inc. hereby acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3)	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPITAL GROWTH SYSTEMS, INC.

By:	/s/ Patrick C. Shutt
Patrick C. Shutt, Chief Executive Officer

/s/ Jim McDevitt
Jim McDevitt, Chief Financial Officer

cc:	Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance